Vinson&Elkins

June 24, 2005

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3-9

450 Fifth Street, N.W.

Washington, D.C. 20549-0404

Attention: Jeffrey Riedler

Re:	Republic Companies Group, Inc.
Registration Statement on S-1 filed May 10, 2005 File No. 333-124758

Dear Mr. Riedler,

On behalf of Republic Companies Group, Inc., a Delaware corporation (the “Company”), we transmit herewith Amendment No. 1 to the Company’s Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission on May 10, 2005 (the “Registration Statement”). By this letter, on behalf of the Company, we provide responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated June 6, 2005 (the “Comment Letter”), relating to the Company’s Registration Statement. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text. We are also forwarding, via courier, a copy of this letter and three (3) courtesy copies of Amendment No. 1 to the Registration Statement as filed on June 27, 2005 in paper format marked to show changes from the Registration Statement.

General

1.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Tokyo Washington	Trammell Crow Center, 2001 Ross Avenue, Suite 3700 Dallas, TX 75201-2975 Tel 214.220.7700 Fax 214.220.7716 www.velaw.com

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We note the Staff’s comment and, in response, hereby confirm on behalf of the Company that the Company does not intend to use any graphic, visual, or photographic information in the printed prospectus that is not already included in the Registration Statement.

2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

We note the Staff’s comment and, in response, hereby confirm on behalf of the Company that the Company acknowledges that when we file a pre-effective amendment containing pricing related information, the Staff may have additional comments to the Registration Statement. We further acknowledge that we must file this amendment prior to circulating the prospectus.

3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

In response to the Staff’s comment, we hereby confirm on behalf of the Company that when we file a pre-effective amendment that includes the price range, the Company intends to include a bona fide price range within the limitations suggested by the Staff.

4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

We note that where the Staff provided examples to illustrate what was meant by its comments, it was providing examples only and not complete lists. Where the Staff’s comments are applicable to portions of the filing that were not cited as examples, we have made the appropriate changes in accordance with the Staff’s comments to those sections as well. We note in this regard the Company’s responses to Staff Comment Nos. 29 and 40 below.

5.	We may have further comments regarding capitalization and stock compensation after you include the IPO offering range in the filing.

We note that the Staff may have further comments regarding capitalization and stock compensation after we include the IPO offering range in the filing.

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6.	Please update your financial statements and file a currently dated and signed consent from your independent accountant in the amendment for which you will request effectiveness.

In response to the Staff’s comment, we have updated our financial statements and included a currently dated and signed consent from our independent accountant in Amendment No. 1 to the Company’s Registration Statement.

Prospectus Summary, page 1

7.	As you have chosen to include a summary of your strategy, please balance this discussion by including a discussion of the risks and obstacles you must address in implementing this strategy. Similarly, balance the discussion of your strengths with a discussion of your weaknesses. Currently, your summary is a detailed discussion of only the positive aspects of your company’s business and products. Please revise the summary to present a balanced picture. Please also note that the balancing discussions you provide should be no less prominent than your positive disclosure. This means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

In response to the Staff’s comment, we have revised the applicable disclosure in the summary section of the prospectus to provide a balanced description of the key aspects of the Company as of the latest practicable date. In this regard, we note that we have included a discussion of the risk factors associated with the Company’s strategy and prospects on page 5 of the prospectus.

8.	Please explain the term “short-tail casualty lines.”

In response to the Staff’s comment, we have clarified in the Registration Statement that the Company is referring to short-tail lines of casualty insurance on page 3 of the prospectus, using terms (“short-tail” and “casualty insurance”) that are defined on pages G-4 and G-1, respectively, of the glossary included with the Registration Statement.

In addition, the Company has also revised the definition of “short-tail” on page G-4 of the prospectus to include examples of short-tail casualty insurance in order to clarify that when the Company is referring to short-tail casualty insurance, it is referring to casualty insurance offerings such as premise liability and homeowner’s liability that have a relatively shorter claims reporting, loss and settlement history than long-tail casualty insurance lines such as medical malpractice and products liability insurance.

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9.	Supplementally, please provide us with a marked copy of the A.M. Best Company report supporting your rating.

In response to the Staff’s comment, we have supplementally provided herewith (as Annex A) a copy of the A.M. Best Company report supporting the Company’s rating.

10.	Provide us with independent third party information supporting your statement that you are a “leading provider of personal and commercial property and casualty insurance to individuals and small to medium-sized businesses primarily in Texas, Louisiana, Oklahoma and New Mexico.”

Although the Company believes that independent third party information supports the statement in the Registration Statement that the Company is a “leading provider of personal and commercial property and casualty insurance to individuals and small to medium-sized businesses primarily in Texas, Louisiana, Oklahoma and New Mexico,” as evidenced by the fact that the Company has a long history of sustained profitability in the Southwest, having underwritten insurance policies in Texas for over a century and for over 40 years in Louisiana, Oklahoma and New Mexico, and the fact that, according to OneSource, the Company concentrates 98.8% of its direct premiums written (all premiums written (excluding reinsurance) originated during the fiscal year) in this target market, in comparison to a much lower concentration by the top five insurers in this region (i.e., Farmers (21.8%), USAA (16.9%), Allstate (15.6%), State Farm (14.3%) and Progressive (13.7%)), the Company has changed the phrase “leading provider” to “focused provider” to more closely reflect the high concentration of direct premiums written by the Company in these target markets on pages 1 and 78 of the prospectus.

11.	Provide us with the basis for your belief that Texas, Louisiana, Oklahoma and New Mexico are among the most profitable markets. Tell us why you believe your knowledge of these markets is superior and how your combination of licenses and charters is unique.

In response to the Staff’s comment, we first note that the Company’s statement of belief on page 1 of the prospectus is that “underserved niches primarily in rural and small to medium-size metropolitan markets” are among the most profitable markets rather than the specific reference to Texas, Louisiana, Oklahoma and New Mexico being among the most profitable markets.

The Company submits that a reasonable basis for this belief is shown through a comparison of the performance of the Company’s book of business over the past nine years to that of its competitors, as measured by A.M. Best direct loss ratios. The Company’s direct loss ratio of 56.2% for this time period compares to:

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(1)    a 68.4% direct loss ratio for the property and casualty insurance industry in Texas, Louisiana, Oklahoma and New Mexico during the same time period, which consists of insurers that largely focus on broader business lines than does the Company; and

(2)    a 67.4% direct loss ratio for the overall United States personal and casualty insurance industry during the same time period.

It is the Company’s belief that the Company’s relatively stronger performance, as evidenced by these discrepancies in direct loss ratios, can be attributed in part to its focus on underserved niches in rural and small to medium size metropolitan markets and to the relative profitability of those markets.

In addition, the Company believes that its knowledge of these markets is superior to that of national insurance carriers and other competitors given (1) the length of time (and the resulting experience) that the Company has underwriting insurance policies in Texas (over a century) and in Louisiana, Oklahoma and New Mexico (over 40 years), (2) the high concentration of the Company’s direct premiums written in this region (98.8%) when compared to that of the top five insurers in this region (the largest concentration of which is by Farmers at 21.8%), and (3) that the Company can combine its knowledge and experience in this region with that of its local agents to provide it with a competitive advantage by enabling it to tailor products to customers’ local needs and to develop appropriate underwriting and pricing guidelines to earn underwriting profits. The Company notes in this regard that it currently “partners” with over 450 independent agents and a select number of MGAs, allowing it to capitalize on the local knowledge of those agents.

The Company believes it has a unique combination of charters and licenses due to its ownership or control of a variety of entities through which it can pursue its operations. Specifically, the Company writes insurance through eight insurance subsidiaries and affiliates. In addition to a having an insurance subsidiary that is broadly licensed on an admitted basis, the Company also has an insurance subsidiary that operates primarily on an excess and surplus lines basis, which provides more rate, form and product flexibility. Furthermore, the Company has a controlled insurance affiliate that is one of only twenty-three Texas county mutual insurance companies licensed to transact the business of insurance in the State of Texas (of which, only five currently provide fronting services). County mutual insurance companies, which are special purpose Texas entities originally designed to serve small and rural markets, are distinct partially because of their limited number (Texas statutory law currently prohibits the formation of new county mutual insurance companies) and due to their current rate flexibility.

12.	Please explain the term “combined ratio” the first time it is used and explain the significance of its decrease from 2002 to 2004.

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In response to the Staff’s comment, the Company has included a definition of “net combined ratio” and explained the significance of its decrease from 2002 to 2004 the first time that it is used on page 4 of the prospectus. The Company further notes that it has additionally included a definition of the term “net combined ratio” in the glossary included in the Registration Statement. See page G-3 of the Registration Statement.

13.	Please revise the discussion of the A.M. Best ratings to explain that the rating indicates our ability to policyholders and is not an evaluation directed at investors. We note that this disclosure appears elsewhere in the document but it should also be presented in the summary.

In response to the Staff’s comment, the Company has revised the discussion of its A.M. Best rating on page 4 of the prospectus to explain that the rating indicates the Company’s ability to policyholders and is not an evaluation directed at investors.

Risk Factors

If we cannot obtain adequate reinsurance protection for the risks ...., page 12

14.	Please disclose what percentage of your business you reinsure.

In response to the Staff’s comment, the Company has disclosed the percentage of its business that it reinsures on page 13 of the prospectus.

If our reinsurers do not pay losses in a timely fashion, or at all, we may incur ...., page 12

15.	Please disclose problems the company has experienced from the failure of a reinsurer to pay in full and in a timely manner any material claims the company has presented to them, if applicable. Additionally, please disclose the nature of any current difficulties you are experiencing regarding the enforcement of your rights to receive payment under reinsurance agreements.

In response to the Staff’s comment, the Company has revised the disclosure to address the Staff’s comment on page 14 of the prospectus to provide examples of the Company’s experiences in commuting reinsurance agreements with reinsurers that have withdrawn from the market or experienced financial difficulties. The Company is not currently experiencing difficulties of the nature noted in the Staff’s comment.

16.	Please consider whether a risk factor addressing problems obtaining reinsurance or whether your dependence on any one reinsurer or small group of reinsurers is necessary. For example, approximately how many companies could provide you with reinsurance services in the volume you require? Consider the difficulties you would likely encounter in finding and negotiating for reinsurance from other sources.

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We note the Staff’s comment and confirm that we have been informed by the Company that (1) there are currently 18 reinsurers providing reinsurance to the Company in the volumes it requires, including U.S., Bermuda and European reinsurers, as well as individual Lloyd’s syndicates; (2) the Company is not dependent upon any one (or any small group) of these reinsurers, and (3) the Company has not experienced material difficulties in the past, and currently does not anticipate that it would likely encounter material difficulties, in finding and negotiating reinsurance from other sources.

For example, the Company discloses on page 90 of the prospectus that it only enters into reinsurance agreements with reinsurers that have an A.M. Best financial strength rating of “A- (Excellent)” (fourth of 15 categories) or better. When AXA Corporate Solutions Re, one of the Company’s larger reinsurers, was downgraded in 2002, the Company removed them from participation in its programs and replaced them with Folksamerica Reinsurance Co. on terms acceptable to, and without a material interruption in the business of, the Company.

The Company additionally believes that there is currently available a variety of additional potential reinsurers for the Company’s business as a result of two driving factors. First, reinsurers of the Company’s business have generally benefited from a favorable loss experience with the Company, which the Company believes makes it a desirable candidate for reinsurance, and second, the Company anticipates that the Texas market, which has not had a major category 5 hurricane impact its coastline since 1969, will continue to provide reinsurers who have exposure in Florida and/or California with a desirable method of geographically diversifying their portfolio’s risk profile.

In light of the Company’s historical experience and the Company’s belief that there is currently available a variety of potential reinsurers for the Company’s business, the Company has not included a risk factor addressing its reliance on any one or any small group of reinsurers at this time.

For more information concerning the Company’s reinsurers, please see page 91 of the prospectus, which provides a list of the ten largest net receivable balances from the Company’s reinsurers as of December 31, 2004.

17.	If you have had difficulties obtaining reinsurance in the past, please disclose these difficulties and the effects on your operations.

In response to the Staff’s comment, we hereby confirm on behalf of the Company that the Company has not had difficulties obtaining reinsurance in the past. Please see in this regard the Company’s response to Staff Comment Nos. 15 and 16 above.

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Exposure to Catastrophes, page 13

18.	To the extent that you have experienced losses due to catastrophic events or severe weather, please revise to describe the events and quantify your losses.

We note the Staff’s comment and, in response, have revised the disclosure on page 15 of the prospectus to describe the Company’s loss history with respect to catastrophic events.

We rely on managing general agents to underwrite some of our products ...., page 14

19.	Please provide a more specific discussion of how runoff business in programs that you have terminated could materially and adversely affected your financial condition and results of operations.

In response to the Staff’s comment, we have provided a more specific discussion of how runoff business in programs that we have terminated could materially and adversely affect our financial condition and results of operations on page 16 of the prospectus.

If we are unable to maintain our business relationship with our largest producing ...., page 14

20.	Please identify the three MGAs and revise the Business section to describe the material provisions of your contractual program agreements with them. Also, please file these agreements as exhibits to your registration statement or supplementally tell us why you believe they are not required to be filed. We may have further comments.

In response to the Staff’s comment, the Company has identified its largest producing MGA, Texas General Agency, Inc., on pages 2, 3, 16 and 80 of the prospectus, and has revised the Business section to include a description of the material provisions of its contractual program agreements with TGA. See page 88 of the prospectus. In addition, the Company has filed its agreement with TGA as an exhibit to the Registration Statement, together with a confidential treatment request, requesting confidential treatment of certain confidential commercial and financial terms of the agreement. As the two remaining MGAs do not fall within the categories set forth in Item 101(c)(vii) of Regulation S-K (e.g., they do not account for more than ten percent of the Company’s consolidated gross revenues and, in the opinion of management, the loss of any such MGA would not have a material adverse effect on the registrant and its subsidiaries, taken as a whole), the Company has not identified those MGAs by name in, or filed their agreements as exhibits to, the Registration Statement.

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A decline in our “A- (Excellent)” financial strength rating by A.M. Best could ...., page 15

21.	If you have any reason to believe you might be subject to a downgrade by A. M. Best, please revise to include this information in the risk factor discussion.

We note the Staff’s comment and, in response, hereby confirm on behalf of the Company that the Company does not currently believe that it might be subject to a downgrade by A.M. Best. We note in this regard that A.M. Best currently has a “stable outlook” with respect to the Company’s rating. Please see also Annex A attached hereto.

If we are unsuccessful in competing against larger or more well-established ...., page 16

22.	To the extent known or easily obtainable, please identify your principal competitors’ share of the market.

Although there are various sources of data regarding market shares by line of business (e.g., commercial auto) across entire states, the Company is not aware of any data sources that provide market share data relating to the markets on which the Company focuses, i.e., underserved niches primarily in rural and small to medium-size metropolitan markets within our four-state region. The Company does not maintain and does not believe that it can easily obtain reliable market share information for its principal competitors within the niche markets in which the Company competes.

Our investment in Seguors Atlas, S.A. represents a significant concentration ...., page 18

23.	We note your statement that changes in the exchange rate will have little or no effect on the financial condition or results of operations of your domestic operations. Please provide an explanation of this statement. Given that the investment represents almost 10% of total assets and just over 18% of total shareholders’ equity, it would seem that fluctuations in your exchange rates could result in a loss from this investment and such a loss could negatively affect your capitalization. Please advise or revise.

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We note the Staff’s comment and, in response, call to the Staff’s attention that although the last sentence of the risk factor noted in the Staff’s Comment is intended to highlight for potential investors that the positive or negative effects of exchange rate fluctuations reflected in the Company’s financial statements would not typically be expected to reflect an underlying positive or negative development in the Company’s underlying business operations (such as the amount of the Company’s gross written premiums), the Company has revised the disclosure on page 19 of the prospectus to change the tenor of this disclosure to instead emphasize that changes in the exchange rate may have a material and adverse effect on the Company’s financial condition or results of operations.

The regulatory system under which we operate, and potential changes ...., page 19

24.	Please discuss any proposed legislation or new regulatory requirements that may be imposed on the insurance industry. For example, we note that the National Association of Insurance Commissioners has proposed new rules that would require brokers obtain written consent from their clients prior to receiving compensation from an insurance carrier. You may want to include this discussion as a separate stand-alone risk factor.

We note the Staff’s comment, and in response, confirm on behalf of the Company that the Company does not believe that any new legislation recently proposed or adopted in the legislative sessions in Texas, Arizona, New Mexico or Oklahoma impose (or may potentially impose) new regulatory requirements on the insurance industry that may have a material positive or negative impact on the Company. We have further been informed that the Company believes that, although the NAIC has proposed new rules that would require brokers to obtain written consent from their clients prior to receiving compensation from an insurance carrier, these requirements, if adopted by the states in which we operate, would not be expected to have an impact on the Company’s operations because the Company produces business directly through independent agents and MGAs, rather than brokers.

If the states in which we write insurance drastically increase the assessments we are required to pay ...., page 20

25.	Please revise to include the discussion relating to retaliatory taxes as a separate risk factor discussion following a heading that identifies the risk and potential consequences.

In response to the Staff’s comment, we have revised the disclosure to include the discussion relating to retaliatory taxes as a separate risk factor on page 22 of the prospectus.

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Current legal and regulatory activities relating to the insurance industry ...., page 21

26.	Please state whether you compensate your independent agents with contingent fee commissions. If you do, please consider including a separate risk factor that addresses how these investigations and regulatory activities could affect your operations.

In response to the Staff’s comment, we note that the Company has informed us that the Company has historically, and currently continues, to structure a relatively small portion of the commissions payable to its agents as contingent commissions. The Company has accordingly revised the disclosure contained in this risk factor on page 23 of the prospectus to note that the Company paid less than 2% of its 2004 gross written premiums in its Independent Agents – Personal Lines and Independent Agents – Commercial Lines segments to independent agents pursuant to contingent commission contracts. While the Company believes that this additional disclosure provides helpful context for the reader, at this time, the Company is unable to predict with more specificity the effect that investigations into impermissible forms of contingent commission arrangements by other insurers may have on the insurance industry in general or on the Company in particular, and the Company has noted this in the Registration Statement.

Acquisitions could result in operating difficulties ...., page 22

27.	If you have experienced any of the difficulties identified in the bullet points, please revise to discuss your experiences and their effects on your operations.

In response to the Staff’s comment, we hereby confirm on behalf of the Company that, since the appointment of Mr. Parker Rush, the Company has not experienced any of the difficulties identified in the bullet points on page 24 of the prospectus. The Company notes in this regard that, since the arrival of Mr. Rush, the Company has not yet acquired an entire corporate enterprise or a more complex book of business, and any such acquisitions may create unforeseen operating difficulties and expenditures of the kind specified in the bullet points appearing on page 24 of the prospectus.

Public investors will suffer immediate and substantial dilution ...., page 25

28.	Please revise this risk factor to explain that investors who purchase shares will:

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•	Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and

•	Contribute % of the total amount to fund the company but will own only % of the shares outstanding.

In response to the Staff’s comment, we have revised the risk factor on page 27 of the prospectus to address the Staff’s comment.

Use of Proceeds. page 26

29.	Please discuss with more specificity, in addition to working capital needs, which general corporate purposes the proceeds you do not contribute to your insurance company subsidiaries will be used for and the approximate dollar amount of each.

In response to the Staff’s comment, although the Company currently has not designated or otherwise specifically allocated any portion of the approximately $15 million in net proceeds expected to be available from the offering after the redemption of the Company’s Series A preferred stock (the “Remaining Net Proceeds”) for or towards the accomplishment of any particular business objective, and is therefore not in a position to include the approximate dollar amount that may be used in furtherance of any such objective, the Company has supplemented the disclosure on page 28 of the prospectus to clarify that, in addition to working capital needs, the Company anticipates that it may also employ the Remaining Net Proceeds to assist in the funding of the following general corporate objectives:

•	Initiatives to further penetrate existing markets;

•	Product offering enhancements;

•	Expansion of distribution relationships; and/or

•	Opportunistic acquisitions.

In addition, as an example of the Company’s continuing response to Staff Comment No. 4 above, the Company has made a conforming change on pages 71 and 72 of the Registration Statement.

The Company believes that it will be in a better position to flexibly respond to market opportunities if it does not specifically allocate the Remaining Net Proceeds towards the accomplishment of any of the foregoing objectives.

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30.	Please provide the approximate dollar amount that you plan to contribute to your insurance company subsidiaries, as well as the amount to be used for any other purposes you identify pursuant to the previous comment.

In response to the Staff’s comment, we hereby confirm on behalf of the Company that the Company does not intend to contribute any of the proceeds of the offering to its insurance company subsidiaries. Please see also the Company’s response to the previous Staff comment.

Selected Consolidated and Combined Financial Information, page 32

31.	Please provide earnings per share data.

In response to the Staff’s comment, we have revised the tables on pages 8 and 35 of the Registration Statement in anticipation of the inclusion of per share data and hereby confirm on behalf of the Company that the Company intends to include per share data where appropriate in the pre-effective amendment to the Registration Statement that it files containing pricing-related information, as the Company expects that this pre-effective amendment will also reflect a forward-stock split of the Company’s common stock in support of its pricing range. The Company notes that the Staff may have further comments when the Company files this amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Recognition of losses and loss adjustment expenses, page 40

32.	We note your disclosures beginning on page 80 as it relates to losses and loss adjustment expenses. It appears that you have significantly revised your estimate of loss reserves recorded in prior years. Please revise Management’s Discussion and Analysis to more fully explain the reasons for your changes in estimates. For each line of business, include the following disclosures:

(a)	Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

(b)	Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

(c)	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

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(d)	Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

(e)	Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

In response to the Staff’s comment, the Company has revised the disclosure as appropriate on pages 43 and 44 of the prospectus to address the Staff’s comment.

33.	We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of MD&A. Accordingly, please revise MD&A to include the following information for each of your lines of business.

(a)	Please disclose the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

(b)	Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

(c)	If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:

•	Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.

•	Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also

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clarify whether the company actually records to the point estimate or if not, how that estimate is used.

•	Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

(d)	Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.

(e)	For each line of your longer tail business with claims for asbestos-related illnesses, environmental remediation, product liability and other highly uncertain exposures, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:

•	the number of claims pending at each balance sheet date;

•	the number of claims reported for each period presented;

•	the number of claims dismissed, settled, or otherwise resolved for each period;

•	the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

•	the total settlement amount for each period;

•	the cost of administering the claims;

•	emerging trends that may result in future reserve adjustments; and

•	if management is unable to estimate the possible loss or range of loss, a statement to that effect.

In response to the Staff’s comment, the Company has revised the disclosure as appropriate on page 45 of the prospectus to address the Staff’s comment. We believe that the Company’s disclosure provides an appropriate level of detail that allows investors to understand our results and businesses consistent with how we view and manage them. In particular, we believe such disclosure (by segment) to be more meaningful than a disclosure by line of business or product line for the following reasons:

•	Independent Agents – Personal Lines segment: we issue many “companion policies” to our standard personal line policyholders which link certain lines of business. These policies correlate loss patterns with certain pricing and credits between the property and the auto coverages since the risk of loss patterns of companion policies differ from stand-alone property or auto policies. Further, within our personal lines segment, we have standard and non-standard policyholders which demonstrate differing risk patterns and loss experience that do not lend themselves to an appropriate line of business comparison.

•	Independent Agents – Commercial Lines segment: we generally seek to provide multiple lines of coverage to our commercial lines policyholders by issuing package policies (covering property and casualty risks of loss) and auto policies. Risk patterns and pricing for policyholders with multiple lines of coverage generally differ from risk patterns and pricing for policyholders desiring a single line of business coverage.

•	Program Management segment: each program targets a specialized niche (product, geographic, demographic) and has unique loss patterns and pricing. An analysis by line of business across all programs would combine loss patterns and pricing data that would not be correlative.

Disclosure by line of business or product line appears inconsistent with the objectives of segment reporting under SFAS No. 131. Paragraphs 3 – 5 of SFAS No. 131 describe the following as a means of achieving the objectives of the statement: reporting selected information on a single basis of segmentation within general-purpose financial statements, based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Moreover, we have and will continue to report information relating to developments at the line of business level when such disclosure is material to an investor’s understanding of our results. In this regard, please see the Company’s disclosure on page 53 of the prospectus.

Liquidity and Capital Resources, page 56

34.	Please include in MD&A a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

In response to the Staff’s comment, the Company has revised the disclosure as appropriate on pages 71 and 72 of the prospectus.

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35.	Please indicate if you expect to raise additional funds in the next 24 months. If you are unable to determine whether you will or not, please disclose the reasons.

We note the Staff’s comment and, in response, hereby confirm that the Company has informed us that it does not currently have a plan to raise additional funds in the next 24 months, although (1) there can be no assurance in this regard and (2) the Company from time to time considers various methods of financing or recapitalizing its operations, which may include various forms of capital raising activities. As indicated on page 72 of the prospectus, the Company states in the Registration Statement its belief that cash flow from operating activities will provide sufficient liquidity for its operations, including satisfying debt service obligations, supporting its holding company operations, paying other operating expenses and paying dividends to its stockholders for the year following this offering, although there can be no assurance in this regard.

36.	Please revise to describe all material covenants, rather than referring to “certain covenants.”

We note the Staff’s comment and, in response, have revised the disclosure on page 73 of the prospectus to identify the material covenants in the Company’s credit facility that may result in a default by the Company should the Company fail to comply with their terms.

Business

General

37.	Please provide supplementally the identity of any brokers who provide in excess of 10% of the Company’s total premiums.

In response to the Staff’s comment, we hereby confirm on behalf of the Company that the Company does not have any brokers who currently provide in excess of 10% of the Company’s total premiums. The Company’s largest Managing General Agent, Texas General Agency, Inc., however, does provide in excess of 10% of the Company’s total premiums. In compliance with Item 101(c)(vii) of Regulation S-K, and in response to Staff Comment No. 20 above, the Company has disclosed its dependence upon TGA, and identified TGA by name, on page 16 of the prospectus.

V&E	June 24, 2005 Page 17

Regulation, page 85

38.	Please discuss any proposed legislation or new regulatory requirements that may be imposed on the insurance industry For example, we note that the National Association of Insurance Commissioners has proposed new rules that would require broken obtain written consent from their clients prior to receiving compensation from an insurance carrier.

Please see the Company’s response to Staff Comment No. 24 above.

Competition, page 83

39.	Please identify your principal competitors’ share of the market.

Please see the Company’s response to Staff Comment No. 22 above.

Employees, page 84

40.	Please disclose the number of part-time employees you have, if any.

In response to the Staff’s comment, we have disclosed the number of part-time employees we have on pages 4 and 98 of the prospectus.

Compensation of Executive Officers, page 92

41.	We note that all five of the employees you describe in this section receive bonuses which may include stock options, as part of their compensation. Please describe how these individuals’ performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

In response to the Staff’s comment, we note that the Incentive Bonus Plan and the Stock Plan, through which certain persons may receive equity-based compensation, are two separate components of compensation, with each having its own methodology for determining awards. The performance measurements relating to the determination of executive bonuses under the Incentive Bonus Plan have been disclosed on page 111 of the prospectus, and are principally based upon target returns on equity and target combined ratios for each of the Company’s principal business units. Determination of grants under the Stock Plan are made exclusively by the compensation committee of the Board of Directors, which has full discretion to determine the amounts, types, terms and conditions of all awards under the Stock Plan. Such determinations under the Stock Plan are not based on quantifiable measurements, but rather are generally based on such factors as the contribution of each executive to the long-term performance of the Company, the importance of such executive’s responsibilities within the organization and individual negotiated employment agreements.

Security Ownership of Principal Stockholders and Management, page 103

42.	Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by the entities listed in the table on page 104.

In response to the Staff’s comment, the Company has revised the disclosure as appropriate on pages 118 and 119 of the prospectus to address the Staff’s comment.

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Underwriting, page 113

43.	We note you plan to conduct a directed share offering. Please provide us with any material you intend to use to sell to potential purchasers such as a “friends and family” letter. Tell us when you intend to send them to these potential purchasers. In addition, tell us the procedures you will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

Keefe, Bruyette & Woods, Inc. (“KBW”) will be administering the directed share program. KBW’s forms of directed share program materials are attached hereto as Annex B. Senior executives of the Company are preparing a list of directors, officers, employees, business associates and other persons selected by the Company’s officers whom the Company would like to invite to participate in the directed share program.

Representatives of the Company and the underwriters have agreed to reserve for the directed share program no more than 5% of the amount of common shares to be sold in the proposed offering. The Company and KBW believe that this is an amount that is sufficient to allow the Company to make available a limited number of shares to such individuals, and that it is customary in transactions of this type.

Although the Company has not determined the final number of persons it would like to invite to participate in the directed share program, the Company currently expects to invite directors, officers and employees, and other persons with whom the Company has a business relationship. The Company intends to distribute the directed share program materials to potential purchasers once the preliminary prospectus is printed.

The Company and KBW will work together to operate the directed share program. The Company will allocate shares to investors, and KBW will handle the mechanics of distributing the shares. KBW and the Company will employ the following procedures in making the offering under the directed share program:

•	The Company will deliver by first class mail or by Federal Express or other reputable overnight courier the directed share materials to potential purchasers once the preliminary prospectus is printed.

•	If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver the Indication of Interest Form (if the person does not already have an account with KBW) and the Form W-9 so that they are received by KBW on a specified date.

•	When the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. KBW will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person’s continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person’s account number.

•	KBW will send to each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

•	Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by KBW by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. The Company will reallocate any potential purchaser’s shares to other directed share program participants if KBW does not receive the potential purchaser’s payment by the settlement date. KBW will not accept any payment unless and until the allocation of shares and the purchase price have been confirmed by each potential purchaser.

The directed share program materials that the Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:

•	a cover letter to potential purchasers from KBW;

•	a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

•	an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing;

•	an NASD Questionnaire to be completed, signed and returned to KBW by the potential purchaser, which will be used to help KBW determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;

•	a New Account Form to be completed by the potential purchaser in order to allow KBW to open an account for the potential purchaser (a potential purchaser must have a KBW account in order to participate in the directed share program);

•	a Form W-9 to be completed, signed and returned to KBW by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide KBW with the potential purchaser’s taxpayer identification and certification; and

•	a copy of the preliminary prospectus.

A form of each of these documents, other than the preliminary prospectus, is being provided to the Staff supplementally as Annex B. Please note that the materials to be used in connection with the directed share program were previously reviewed by the Staff in connection with the initial public offerings of Community Bancorp in December 2004, SNB Bancshares, Inc. in August 2004, and EuroBancshares, Inc. in August 2004.

As described in the directed share program materials provided supplementally, the Company and KBW will assure that this directed share program offer is consistent with Rule 134 by:

•	Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134.

•	Requiring each directed share program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by KBW until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase shares is given after the effective date of the registration statement.

•	Providing that a potential purchaser’s submission of a completed Indication of Interest Form involves no obligation or commitment of any kind, and by completing the Indication of Interest Form, the person is not binding himself or herself to purchase any shares.

•	If the potential purchaser confirms his or her intention to purchase, KBW will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the shares.

44.	We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

In response to the Staff’s Comment, we note that the co-managers, J.P. Morgan Securities Inc., Banc of America Securities LLC, Keefe, Bruyette & Woods, Inc. and Sandler O’Neill & Partners, L.P., have informed the Company that they will not engage in any electronic offer, sale or distribution of the shares in the United States or to U.S. persons. As a convenience, the co-managers may transmit an electronic version of the prospectus to clients, however they have informed the Company that they will not rely upon any such electronic deliveries to satisfy their prospectus delivery requirements. We have revised the disclosure on page 128 of the prospectus to reflect this response.

The Company further understands that Banc of America Securities LLC may deliver the preliminary prospectus and any amendments thereto to potential investors by posting electronic versions of those documents on the “i-Deal” website but that these potential investors will also be sent a hard copy of the preliminary prospectus and any amendment thereto. The Company has been informed that no preliminary prospectus will be delivered electronically until a preliminary prospectus has been prepared and filed with the Commission and that Banc of America Securities LLC will only deliver hard copies of the final prospectus to its customers. Banc of America Securities LLC has advised the Company that Kristina Wyatt, Esq. of the Securities and Exchange Commission is reviewing the i-Deal procedures and that Banc of America Securities LLC employs the same procedures as those being reviewed by Ms. Wyatt.

45.	Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

The co-managers have advised the Company that they do not plan to use any forms of prospectus other than print and electronic versions that will be delivered as described in response to Staff Comment No. 44 above.

V&E	June 24, 2005 Page 19

46.	Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

In response to the Staff’s comment, we advise the Staff that the Company does not, and has been informed that the co-managers do not, have any arrangements with a third-party to host or access the preliminary prospectus on the internet, other than posting through i-Deal, as described in the response to comment 44, and in connection with plans to conduct an internet roadshow through Net Roadshow, Inc. (www.netroadshow.com). While J.P. Morgan Securities Inc. and Banc of America Securities LLC (the “Representatives”) have informed the Company that they have each contracted with Net Roadshow, Inc. to conduct an internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the web site. In its agreements with each of the Representatives, Net Roadshow, Inc. has agreed to conduct internet roadshows in accordance with the Net Roadshow, Inc. September 8, 1997 no-action letter received from the Commission, and subsequent no-action letters from the Commission with respect to virtual roadshows. The Company understands that J.P. Morgan Securities Inc. has previously provided to the Staff a copy of its agreement with Net Roadshow, Inc. A copy of the form of agreement between Banc of America Securities LLC and Net Roadshow, Inc. is attached as Annex C.

Notes to Consolidated and Combined Financial Statements

Note (2) Organization and Acquisition, page F-12

47.	Please tell us what comprises the $25 million in deferred tax asset included in your assets acquired. In your response, please reconcile your recognition of this asset with paragraph 38 of FAS 141 and paragraph 30 of FAS 109.

V&E	June 24, 2005 Page 20

In accordance with the guidance of FAS 141 paragraph 38 and FAS 109 paragraph 30 a deferred tax asset or liability was recognized for differences between the assigned values and the tax bases of the recognized assets acquired and liabilities assumed in the above-referenced acquisition except for negative goodwill.

The significant components of the $24.7 million deferred tax asset recognized included:

Real estate	$1.5
Fixed assets	1.3
Loss reserves	4.9
Unearned premium reserves	8.8
Employee plans	2.6
Net loss carryforwards	12.6
Equity in unearned premiums	(8.2)
All others	1.2

Net deferred tax asset	$24.7

48.	We acknowledge your explanation of “equity in unearned premiums” on page F-15. Please expand your explanation to us as follows:

•	Provide specific guidance supporting your initial recognition of the $23 million as part of your acquisition accounting;

•	Why was this amount “fully amortized in 2004”, as opposed to say in 2003, and

•	Explain why this asset was not reduced by the negative goodwill

The discounted present value of the future underwriting profits embedded in the acquired unearned premium reserves, plus the investment earnings associated with the assets supporting the unearned premium reserve and resulting loss reserves, was recorded as an asset acquired in the acquisition.

The Company primarily writes policies with one-year terms (a few have shorter terms). Accordingly, the acquired unearned premium reserves were fully earned within one year of the acquisition date. During the first year after the acquisition, the equity in unearned premiums asset was fully amortized and the Company recorded a deferred acquisition cost asset for policies written or renewed after the acquisition.

V&E	June 24, 2005 Page 21

FAS 141 paragraph 44 provides that negative goodwill resulting in an acquisition shall be allocated as a pro rata reduction of the value of acquired assets except financial assets, current assets and certain other assets. Since the unearned premiums were earned within one year, the associated equity in earned premiums was in the nature of a current asset that was liquidated within one year. Had the equity in unearned premiums been reduced to zero by the negative goodwill, the financial statements for 2003 and 2004 may have been distorted as the acquisition costs on new and renewal policies were deferred into a new deferred acquisition cost asset.

Accordingly, the Company determined that the more appropriate financial presentation was not to adjust the equity in unearned premiums at the acquisition date by the negative goodwill but to amortize it over the first year. This had the effect of increasing the extraordinary gain at acquisition pursuant to FAS 141 paragraph 45 and thus, the Company believes, more appropriately reflected the results of operations and financial position of the Company after the acquisition.

The Company believes that its favorable post-acquisition operating results substantiated the valuation of the equity in unearned premium reserve asset and confirmed that no adjustment of this asset was necessary.

Note (9) – Capitalization and Stock Plan, (c) Stock Plan, page F-28

49.	We note your subsequent events disclosure on page F-42, wherein you granted stock options in March 2005. In your revised financial statements updated through the most recent balance sheet date, as recommended by the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, please disclose the following information for equity instruments granted during the prior 12 months:

(a)	For each grant date,

•	The date of each issuance;

•	Number of options granted or shares issued,

•	Exercise price or per share amount paid;

•	Management’s fair market value per share and significant factors, assumptions and methodologies used in determining fair value;

•	Intrinsic value, if any, per option;

V&E	June 24, 2005 Page 22

(b)	Whether the valuation was contemporaneous or retrospective, and

(c)	If the valuation specialist was a related party, a statement indicating that fact

We note the Staff’s comment and, in response, have revised the disclosure as appropriate to address each of the items noted above in Note 3(c) on page F-51 of the Registration Statement. In addition, we hereby confirm on behalf of the Company that the Company used the same fair market valuation methodology disclosed in Note 3(c) with respect to the restricted shares granted in fiscal 2004.

Item 15. Recent Sales of Unregistered Securities

50.	Please revise to identify the investors or classes of investors in the unregistered offerings you described. Please note that we consider accredited investors to be a recognized class but do not recognize unaccredited investors or individual investors to be acceptable classes.

In response to the Staff’s comment, we have revised the disclosure to identify the investors or classes of investors in the unregistered offerings we described. We note that the Staff considers accredited investors as a recognized class but the Staff does not recognize unaccredited investors or individual investors to be acceptable classes.

Item 16. Exhibits and Financial Statement Schedules

51.	Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will need time to review it prior to granting effectiveness of the registration statement.

In response to the Staff’s comment, we have filed those of our remaining exhibits that are currently suitable for filing in Amendment No. 1 to the Registration Statement. We expect to file our remaining exhibits, including the required legal opinion, by amendment.

Signatures

52.	We note the filing does not include the signature of your principal executive officer, principal financial officer and principal accounting officer. Please include these signatures in your amended Form S-1. If Parker Rush serves as the principal executive officer and Martin Cummings serves as principal financial officer and principal accounting officer, their signatures should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

V&E	June 24, 2005 Page 23

We note the Staff’s comment and have captioned Parker Rush’s signature as that of the principal executive officer and Martin Cummings’ signature as that of the principal accounting and principal financial officer in Amendment No. 1 to the Registration Statement.

Please contact me at (214) 220-7837 or Mark Kelly at (713) 758-4592 with any questions regarding the foregoing responses.

Very truly yours,

/s/ Michael B. Mayes

Michael B. Mayes

cc:	Parker W. Rush, Republic Companies Group, Inc.

Michael E. Ditto, Esq., Republic Companies Group, Inc.

T. Mark Kelly, Esq., Vinson & Elkins L.L.P.

Jeffrey A. Chapman, Esq., Vinson & Elkins L.L.P.

Ethan T. James, Esq., Davis Polk & Wardwell

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ANNEX A

Best’s Rating and Report Updates for

REPUBLIC COMPANIES GROUP

Best’s Rating of A- (Excellent)

Financial Size Category of VIII ($100 million to $250 million)

Rating Category (Excellent): Assigned to companies that have, in our opinion, an excellent ability to meet their ongoing obligations to policyholders. A.M. Best assigns each letter rated (A++ through D) insurance company a Financial Size Category (FSC), which is designed to provide a convenient indicator of the size of a company based on reported policyholders’ surplus and conditional or reserve funds.

The objective of Best’s rating system is to provide an opinion of an insurer’s financial strength and ability to meet ongoing obligations to policyholders. Our opinions are derived from the evaluation of a company’s balance sheet strength, operating performance and business profile as compared to Best’s quantitative and qualitative standards. View our Best’s Rating System and Procedures for more information.

While Best’s Ratings reflect our opinion of a company’s financial strength and ability to meet its ongoing obligations to policyholders, they are not a warranty, nor are they a recommendation of a specific policy form, contract, rate or claim practice. View our entire notice for complete details.

Note: The above information reflects the most recent Best’s Rating for this company, which may have been released subsequent to the creation of the following Best’s Company Report.

Best’s Company Reports provide detailed business overview, extensive financial data and analytical commentary, product and geographic information, company history, as well as the rationale supporting the financial strength rating assigned by A.M. Best. These reports are updated on a regular basis based on input and analysis performed throughout the year.

Best Company Report Revision Date – 02/23/2005 *

The Report Revision Date* represents the last significant material change made to this report. Other non-material changes may have been made to this report subsequent to this date, but are not reflected in the report revision date. The Best Company Report below was created based on the following dates.

Rating and Commentary[1]	Financial[2]	General Information[3]
Best’s Rating: 01/12/2005	Time Period: 1st Quarter – 2005	Corporate Structure: 12/03/2004
Rating Rationale: 01/12/2005	Last Updated: 06/21/2005	States Licensed: N/A
Report Commentary : 02/23/2005	Status: As Received	Officers and Directors: N/A

*Note: The Rating and Commentary1 date outlines the most recent updates to the Company’s Rating, Rationale, and Report Commentary for key rating and business changes. Report commentary may include significant changes to Business Review, Financial Performance/Earnings, Capitalization, Investment/Liquidity, or Reinsurance sections of the report. The Financial2 date reflects the current status of the financial tables found within the body of the Company Report, including whether the data was loaded as received or had been run through our quality control cross-check process. The General Information3 date covers key areas that may have changed such as corporate structure, states licensed or officers and directors.

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Best’s Company Report for

REPUBLIC COMPANIES GROUP

5525 LBJ Freeway, Dallas, Texas, United States 75240-6241

Web: www.republicgroup.com

Tel: 214-559-1222	Fax: 214-559-5868
AMB#: 00802

Report Revision Date: 02/23/2005

BEST’S RATING

Based on our opinion of the group’s Financial Strength, it is assigned a Best’s Rating of A- (Excellent). The group’s Financial Size Category is Class VIII.

RATING UNIT MEMBERS

Republic Companies Group		(AMB# 00802):

AMB#	COMPANY	RATING
02422	Republic Underwriters Ins Co	A- g
12097	Republic Fire & Casualty Ins	A- r
02011	Republic Lloyds	A- r
04070	Republic-Vanguard Ins Co	A- r
03382	Southern County Mutual Ins Co	A- r
02012	Southern Insurance Company	A- r
12098	Southern Underwriters Ins Co	A- r
12223	Southern Vanguard Insurance Co	A- r

RATING RATIONALE

Rating Rationale: The rating applies to Republic Underwriters Insurance Co. and its seven reinsured affiliates. The rating reflects the group’s adequate capitalization, recently improved underwriting performance and long-standing market presence. Partially offsetting these positive rating factors is the group’s fluctuation in operating performance, elevated underwriting expense ratio and recent adverse reserve development. A.M. Best views the rating outlook as stable based on anticipated continued improvement in operating performance and capitalization derived from management’s aggressive corrective actions.

These positive rating factors are attributed to management’s re-focusing its operating strategy as a regional writer targeting niche opportunities. In doing so, the group has implemented agency management actions, adopted aggressive pricing actions and progressed in re-balancing its predominant homeowners book of business into personal automobile, continued expansion into small to mid-sized commercial lines and increased retention of profitable specialty programs. Consequently, management’s catastrophe risk mitigation efforts have reduced homeowners business to represent approximately 21% of net written premium, reducing the group’s exposure to weather-related losses. In addition, the group’s competitive market position has been restored following significant business retrenchment in prior years in an effort to establish itself as a regional, multi-line property and casualty insurer. Early indications of these actions are positive as reflected by significantly improved underwriting and operating performance which led to double digit surplus increases. The rating also acknowledges the sale of Republic Insurance Group to a team of investors led by Wand Partners and the anticipation that future dividend obligations will be reduced significantly

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Partially offsetting these strengths is the group’s fluctuating operating performance, elevated underwriting expense ratio and historical surplus volatility. Also, the group historically competed in an extremely price competitive commercial lines market, although recently these lines have benefited from double-digit rate increases and selective expansion. In 2001 and 2002 the group’s operating performance was impacted by a sharp increase in mold and water losses. As a regional carrier, the group was able to rapidly identify the issues and take aggressive corrective actions to minimize its mold exposure by implementing new policy forms that exclude mold exposures as well as discontinued accepting applications in mold prone areas of the state. Additionally, the group’s operating performance has been impacted by its elevated underwriting expense ratio, driven by sliding scale commission costs on its specialty operations. However, elevated expense are somewhat overstated as the group’s underlying book of business has generated favorable results as reflected in its five year average pure loss ratio which is significantly lower than the personal lines industry composite. Adverse reserve development is in direct correlation with the surge in mold / water losses as well as unfavorable performance in homeowners, personal automobile, commercial automobile and workers compensation. In response, management has taken aggressive action as evidenced by significant reserve strengthening over the last 24 months. Furthermore, the group’s concentration of business in Texas, which accounts for nearly 90% of its direct writings, subjects its operating earnings to pricing pressures, the regulatory and judicial environment and its inherent exposure to frequent and severe weather related events.

Best’s Rating:	Outlook: Stable A-

FIVE YEAR RATING HISTORY

Date	Best’s Rating
01/12/05	A-
05/20/04	A-
11/19/03	A-
05/12/03	A- u
03/21/03	A- u
06/12/02	A
07/05/01	A
04/21/00	A

KEY FINANCIAL INDICATORS

	Statutory Data ($000)
Period Ending	Direct Premiums Written	Net Premiums Written	Pretax Operating Income
2000	297,225	156,344	2,242
2001	370,023	196,589	-19,328
2002	471,747	257,907	-15,784
2003	480,947	275,041	-2,125
2004	473,829	243,605	28,241

03/2004	108,737	55,140	8,869
03/2005	113,541	61,661	8,452

	Statutory Data ($000)
Period Ending	Net Income	Total Admitted Assets	Policyholders’ Surplus
2000	5,699	285,201	141,352
2001	-20,911	338,339	115,449
2002	-25,543	356,637	114,684
2003	-2,622	406,455	133,701
2004	20,468	424,227	154,242

03/2004	7,791	408,479	140,441
03/2005	8,036	436,900	162,968

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	Profitability			Leverage			Liquidity
Period Ending	Comb. Ratio	Inv. Yield (%)	Pretax ROR (%)	NA Inv Lev	NPW to PHS	Net Lev	Overall Liq (%)	Oper. Cashflow (%)
2000	103.4	3.8	1.5	42.5	1.1	2.1	200.8	102.2
2001	112.4	3.4	-10.8	49.0	1.7	3.6	152.3	102.5
2002	106.2	2.6	-6.9	5.6	2.2	4.3	148.2	108.7
2003	102.8	2.0	-0.8	15.3	2.1	4.1	149.0	115.1
2004	97.0	4.0	11.3	0.0	1.6	3.3	157.3	108.4

5-Yr Avg	103.7	3.1	-0.6	—	—	—	—	—

03/2004	96.4	XX	14.1	XX	1.9	3.8	152.4	94.8
03/2005	91.6	XX	14.1	XX	1.5	3.2	159.7	114.1

(*) Data reflected within all tables of this report has been compiled through the A.M. Best Consolidation of statutory filings. Within several financial tables of this report, this group is compared against the Private Passenger Auto & Homeowners Composite.

(*) The most recent data contained in this Best’s Company Report is “As Received” indicating that this financial data was recorded as it was received from the company. While the data provided were obtained from sources believed to be reliable, their accuracy cannot be guaranteed.

CORPORATE STRUCTURE

AMB #	COMPANY NAME	DOMICILE	% OWN
51188	Republic Companies Group, Inc.	DE
51189	Republic Companies, Inc.	DE	100.00
02422	Republic Underwriters Ins Co	TX	100.00
50619	Republic Diversified Serv Inc	DE	100.00
02011	Republic Lloyds	TX	100.00
12097	Republic Fire & Casualty Ins	OK	100.00
04070	Republic-Vanguard Ins Co	AZ	100.00
02012	Southern Insurance Company	TX	100.00
12098	Southern Underwriters Ins Co	OK	100.00
12223	Southern Vanguard Insurance Co	TX	100.00
03382	Southern County Mutual Ins Co	TX	100.00

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BUSINESS REVIEW

Republic Insurance Group consists of two operating areas: i) personal and commercial lines written through independent agents (Agency), and ii) direct and assumed multi-line business servicing a diversified customer base of specialty underwriters (Specialty). Republic primarily focuses on Texas, Louisiana, Oklahoma, and New Mexico, with limited activity in nine other states. The group has discontinued or de-emphasized the writings of the Agency operations in Colorado and its Specialty operations in California as well as in other states due to its efforts regarding a more focused geographical approach.

The group’s Agency operations consist of approximately 550 independent agents with the operations managed out of Dallas. The group’s independent agents generate approximately 45% of total direct written premium. Historically, the group’s Agency book was more heavily weighted toward the personal property business. Growth in the personal auto and commercial lines have provided greater balance in the Agency book, with personal lines now representing approximately 65% of the overall book and commercial lines representing approximately 35%. Personal automobile business is written for preferred standard and nonstandard policies and using a tiered approach. Recently the group has focused auto growth on targeted markets.

Commercial business is predominantly small and mid-sized “main street” accounts written as package policies. The group began emphasizing growth in its commercial business in the late 1990s and has organically grown the book to be approximately one-third of its Agency book. The group writes few mono-line workers compensation policies and offers workers compensation coverage to less than 10% of its commercial policyholders. Recently, the group has de-emphasized certain undesirable risks including hotel/motel exposure, habitational exposures, general contractors and exposures with potential mold liability. Specialty operations consist of direct and assumed property and casualty business serving a diversified customer base produced through various MGAs and unaffiliated insurance carriers. The specialty business for personal and commercial products includes fronting business, with approximately 10 programs, and specialty retained business, with approximately 10 programs, comprised of niche markets such as specialized non-standard auto, “hole-in-one” and mobile home policies in targeted areas. Many of these programs are written through the unique legal entities in the Republic group. Overall, this business represents approximately 55% of total group gross premiums (but less than 25% of the group net premiums), with most business based upon contractually fixed margins that fluctuate with premium volume and others that are tied to sliding scale commissions which fluctuate inversely with loss ratios. The majority of these writings are fully retroceded, with approximately 80% of these programs ceded to nonaffiliated companies. On business retained, the average retention is approximately 15% on any program, with the largest retention equal to 100%. Most of these programs have been in place for more than ten years and have been consistently profitable due in part to the high contractual standards required by the Republic group on such relationships.

Republic Underwriters entered into reinsurance agreements effective January 1, 1996 with its subsidiaries and affiliates, whereby Republic Underwriters assumes 100% of the business in force and subsequently written by seven subsidiaries and affiliates through Agency and Specialty operations. Furthermore, the group retains underwriting and rate flexibility with regard to writing business through its two subsidiaries, Republic Lloyds and Southern County Mutual Insurance Company. In addition, Republic Underwriters provides an unconditional guaranty in favor of both the Colorado and Louisiana insurance departments on behalf of its wholly-owned subsidiaries, Republic Fire and Casualty Insurance Company and Southern Underwriters Insurance Company.

V&E

2004 BUSINESS PRODUCTION AND PROFITABILITY ($000)

	Premiums Written		% of Total NPW	Pure Loss Ratio	Loss & LAE Reserves
Product Line	Direct	Net
Homeowners	60,220	50,758	20.8	29.2	13,842
Priv Pass Auto Liab	82,307	49,187	20.2	47.3	29,230
Auto Physical	110,373	46,959	19.3	42.1	2,678
Com’l MultiPeril	32,102	26,973	11.1	55.7	21,938
Comm’l Auto Liab	100,626	22,253	9.1	40.3	19,780
Oth Liab Occur	49,371	16,801	6.9	33.2	4,910
Workers’ Comp	12,475	11,422	4.7	39.6	12,437
Allied Lines	12,541	9,032	3.7	45.2	2,036
Fire	11,801	5,317	2.2	61.0	703
All Other	2,013	4,904	2.0	35.1	269

Totals	473,829	243,605	100.0	41.6	107,822

Major 2004 Direct Premium Writings By State ($000): Texas, $ 415,434 (87.7%); Louisiana, $ 32,780 (6.9%); Oklahoma, $ 17,019 (3.6%); California, $ 4,445 (0.9%); New Mexico, $ 3,755 (0.8%); 8 other jurisdictions, $ 396 (0.1%).

FINANCIAL PERFORMANCE

Overall Earnings: Republic Insurance Group’s operating returns have varied over the last five years as reflected by considerable fluctuation in pre-tax returns on revenue and equity. As a result, the group’s five year average pre-tax returns are negative and compare unfavorably to the personal lines industry composite. In recent years, pretax operating losses were due to frequent and severe weather related events, mold / water losses, reserve strengthening prior to the sale and declining interest rates. In addition, results have also been negatively impacted by dividend payouts to its former parent, which totaled over $115 million over the last five years. In 2002, capital losses were driven by the liquidation of a majority of the equity portfolio as part of an investment reallocation to reduce the group’s exposure to equity market volatility. Since the acquisition in August of 2003, operating performance has improved due to substantial rate increases, shifting personal property writings away from catastrophe prone areas, reduction of certain classes of commercial writings and expense reduction actions which included improved automation and a reduced employee base. A.M. Best believes, Republic Companies is positioned for continued improved earnings through strategic growth initiatives, stricter underwriting discipline and reduced expenses.

PROFITABILITY ANALYSIS

	Company				Industry Composite
Period Ending	Pretax ROR (%)	Return on PHS (%)	Comb. Ratio	Oper. Ratio	Pretax ROR (%)	Return on PHS(%)	Comb. Ratio	Oper. Ratio
2000	1.5	-0.1	103.4	97.1	-0.5	-1.5	110.6	101.1
2001	-10.8	-20.5	112.4	107.9	-5.0	-10.5	113.7	105.0
2002	-6.9	-22.5	106.2	103.4	0.7	-8.7	106.3	98.7
2003	-0.8	0.3	102.8	100.8	7.7	18.2	99.1	92.0
2004	11.3	12.0	97.0	92.0	11.3	14.8	95.7	88.8

5-Yr Avg	-0.6	-5.3	103.7	99.9	3.5	2.8	104.3	96.5

03/2004	14.1	XX	96.4	93.4	XX	XX	XX	XX
03/2005	14.1	XX	91.6	87.4	XX	XX	XX	XX

V&E

Underwriting Income: Overall underwriting results have been poor as evidenced by net underwriting losses in excess of $63 million over the last five years. This result is mainly due to severe weather related events, a surge in mold / water losses and adverse reserve development. All of these results were prior to the sale of the company which was completed in August 2003. Under new ownership, management has implemented several corrective actions to improve underwriting performance which include significant rate increases, review of the property book for appropriate valuation coverage, expansion in low risk markets and contraction in high risk coastal and panhandle areas. In addition, revised homeowners policy forms should limit future mold and water related losses. Significant rate increases, stricter underwriting guidelines and strategic growth in Texas account for the improved underwriting performance in 2003 & 2004. Underwriting results have also been impacted by the group’s comparatively high expenses, some of which is the result of contractual sliding scale commissions on specialty operations. The elevated expense structure is partially offset by the sound underlying performance of the group’s book of business as reflected in its five years average pure loss ratio which is well below the industry composite. In addition, further cost cutting initiatives include re-alignment of internal units, smaller home office building, reduced field office expenses and automation initiatives including commercial rating / processing as well as a new billing system.

UNDERWRITING EXPERIENCE

	Net Undrw Income ($000)	Loss Ratios			Expense Ratios
Year		Pure Loss	LAE	Loss & LAE	Net Comm	Other Exp.	Total Exp.	Div. Pol.	Comb Ratio
2000	-7,995	54.4	12.2	66.7	19.7	17.0	36.7	—	103.4
2001	-28,386	62.2	13.9	76.1	19.9	16.4	36.3	—	112.4
2002	-23,240	61.7	12.4	74.1	18.9	13.1	32.1	—	106.2
2003	-8,148	56.6	12.5	69.1	19.7	14.0	33.7	—	102.8
2004	9,606	41.6	13.5	55.1	25.7	16.3	42.0	—	97.0

5-Yr Avg	—	54.9	12.9	67.8	20.8	15.1	36.0	0.0	103.7

03/2004	5,403	45.2	11.2	56.5	XX	XX	39.9	—	96.4
03/2005	4,361	38.2	11.2	49.4	XX	XX	42.2	—	91.6

V&E

Investment Income: Republic Insurance Group’s investment income has been favorable and has partially offset underwriting losses. Over the last five years investment income has declined reflective of lower interest rates and limited growth in the non-affiliated invested asset base since the $98 million dividend to the former parent in 1999. Prior to the sale, the group maintained a relatively high common stock portfolio which exposed capital to market value fluctuations as evidenced by realized and unrealized losses in prior years. All of the group’s US equity portfolio was liquidated in 2002 and 2003 prior to the sale and reinvested in bonds and short-term investments. Currently, the group’s investment mix is anchored by its long term bond portfolio which represents approximately 80% of invested assets. The remainder of invested assets is comprised of cash, short-term investments and other affiliated investments.

INVESTMENT INCOME ANALYSIS ($000)

	Company
Year	Net Inv Income	Realized Capital Gains	Unrealized Capital Gains
2000	9,338	3,428	-5,865
2001	7,958	-1,583	-5,397
2002	6,292	-10,469	-395
2003	5,547	3,331	3,057
2004	12,417	1,088	-3,217

03/2004	1,900	611	631
03/2005	2,493	2	-120

	Company			Industry Composite
Year	Inv Inc Growth (%)	Inv Yield (%)	Total Return (%)	Inv Inc Growth (%)	Inv Yield (%)
2000	-31.8	3.8	2.8	1.4	4.7
2001	-14.8	3.4	0.4	-3.1	4.6
2002	-20.9	2.6	-1.8	-4.0	4.5
2003	-11.8	2.0	4.3	2.5	4.4
2004	123.8	4.0	3.3	4.6	4.1

5-Yr Avg	-9.3	3.1	1.9	1.0	4.5

03/2004	XX	XX	1.0	XX	XX
03/2005	XX	XX	0.7	XX	XX

V&E

INVESTMENT PORTFOLIO ANALYSIS

	2004 Inv Assets ($000)	% of Invested Assets		Annual % Chg
Asset Class		2004	2003
Long-Term bonds	277,585	82.9	73.0	24.2
Stocks	70	0.0	0.0	2.3
Affiliated Investments	28,807	8.6	9.8	-4.0
Other Inv Assets	28,304	8.5	17.1	-46.0

Total	334,767	101.0	101.0	9.4

2004 BOND PORTFOLIO ANALYSIS

Asset Class	% of Total Bonds	Mkt Val to Stmt Val (%)	Avg. Maturity (Yrs)	Class 1-2 (%)	Class 3-6 (%)	Struc. Secur. (%)	Struc. Secur. (% of PHS)
Governments	13.4	1.1	5.3	100.0	—	—	—
States, terr & poss	21.8	0.1	13.9	100.0	—	—	—
Corporates	64.7	-0.1	6.3	100.0	—	5.8	7.5

Total all bonds	100.0	0.1	7.8	100.0	—	3.7	7.5

CAPITALIZATION

Republic Insurance Group maintains an adequate capital position based upon its Best’s Capital Adequacy Ratio (BCAR) that supports the current rating. The capital position is reflective of the conservative investment portfolio and diversified product offerings and is offset by its modestly elevated underwriting leverage measures and increased liabilities. In addition, an affiliated investment charge associated with the group’s partial ownership of Seguros Atlas, a Mexican insurance company somewhat dampens overall capitalization. The group’s surplus has declined nearly 40% over the last five years driven by poor underwriting results, capital losses and $115 million in parental dividends. In prior years, surplus declines were driven by operating and capital losses that were tempered by a $25 million capital contribution in 2002. The significant surplus decline in 1999 reflects a $98 million dividend to the former parent. In August, 2003 Winterthur Swiss Group sold Republic Insurance Group to a group of investors. The new owners have indicated there will likely be no dividend requirements from Republic Insurance Group, as the group has related affiliates that generate income through commissions as well as fronting fees that are projected to provide adequate cash coverage at the holding company. Since the acquisition, sharp increases in surplus have been reported due to improved operating performance, favorable investment income and a change in non-admitted assets.

V&E

CAPITAL GENERATION ANALYSIS ($000)

	Source of Surplus Growth
Year	Pretax Operating Income	Total Inv. Gains	Net Contrib. Capital
2000	2,242	-2,438	-10,350
2001	-19,328	-6,979	-7,500
2002	-15,784	-10,864	24,525
2003	-2,125	6,388	-41,965
2004	28,241	-2,129	2,000

5-Yr Total	-6,754	-16,022	-33,290

03/2004	8,869	1,241	—
03/2005	8,452	-119	—

	Source of Surplus Growth
Year	Other, Net of Tax	Change in PHS	PHS Growth (%)
2000	2,411	-8,134	-5.4
2001	7,905	-25,903	-18.3
2002	1,359	-765	-0.7
2003	56,719	19,016	16.6
2004	-7,571	20,541	15.4

5-Yr Total	60,822	4,757	—

03/2004	-3,370	6,740	5.0
03/2005	393	8,726	5.7

QUALITY OF SURPLUS ($000)

		% of PHS			Dividend Requirements
Year	Year-End PHS	Cap Stk/ Contrib. Cap.	Other	Unassigned Surplus	Stockholder Divs	Div to POI (%)	Div to Net Inc. (%)
2000	141,352	108.4	1.9	-10.3	-10,350	461.6	181.6
2001	115,449	107.3	—	-7.3	-7,500	-38.8	-35.9
2002	114,684	129.4	—	-29.4	—	—	—
2003	133,701	79.6	—	20.4	—	—	—
2004	154,242	69.0	1.3	29.7	—	—	—

03/2004	140,441	75.8	—	24.2	—	—	—
03/2005	162,968	65.3	1.2	33.5	—	—	—

V&E

Underwriting Leverage: Underwriting leverage measures have varied over the past five years and compare unfavorably to the personal lines industry composite. These results are mainly attributable to strong premium growth coupled with declines in surplus. Strong direct premium growth has been driven by rate action in most lines of business, particularly homeowner and commercial products as well as increased retention on specialty programs. Recently, underwriting leverage measures have declined as premium growth has slowed while sharp increases in surplus have been reported in 2003 and 2004.

LEVERAGE ANALYSIS

	Company				Industry Composite
Year	NPW to PHS	Reserves to PHS	Net Lev	Gross Lev	NPW to PHS	Reserves to PHS	Net Lev	Gross Lev
2000	1.1	0.4	2.1	4.4	1.0	0.7	2.4	2.5
2001	1.7	0.5	3.6	7.2	1.2	0.8	2.7	2.9
2002	2.2	0.8	4.3	8.5	1.5	0.9	3.3	3.5
2003	2.1	0.8	4.1	7.6	1.3	0.8	3.0	3.1
2004	1.6	0.7	3.3	6.7	1.2	0.7	2.8	2.9

03/2004	1.9	0.8	3.8	XX	XX	XX	XX	XX
03/2005	1.5	0.7	3.2	XX	XX	XX	XX	XX

Current BCAR: 151.3

PREMIUM COMPOSITION & GROWTH ANALYSIS

	DPW		GPW
Period Ending	($000)	(% Chg)	($000)	(% Chg)
2000	297,225	9.0	299,469	9.9
2001	370,023	24.5	372,945	24.5
2002	471,747	27.5	473,528	27.0
2003	480,947	2.0	482,274	1.8
2004	473,829	-1.5	477,722	-0.9

5-Yr CAGR	—	11.7	—	11.9
5-Yr Change	—	73.7	—	75.3

03/2004	108,737	-3.6	213,314	-3.5

03/2005	113,541	4.4	221,703	3.9

	DPW		NPE
Period Ending	($000)	(% Chg)	($000)	(% Chg)
2000	156,344	14.4	148,135	7.0
2001	196,589	25.7	179,529	21.2
2002	257,907	31.2	229,457	27.8
2003	275,041	6.6	273,484	19.2
2004	243,605	-11.4	248,888	-9.0

5-Yr CAGR	—	12.2	—	12.5
5-Yr Change	—	78.2	—	79.8

03/2004	55,140	-4.8	62,991	-3.3
03/2005	61,661	11.8	60,033	-4.7

V&E

Reserve Quality: Historically, the group reported favorable loss reserve development on both an accident and calendar basis. However, adverse loss reserve development has been recorded in recent years primarily driven by its homeowners, personal automobile, commercial automobile and workers compensation lines. As part of the change of ownership in August 2003, significant actions were taken to strengthen loss reserves in response to the mold and water damage issues for homeowners as well as workers compensation and private passenger automobile liability in response to escalating medical costs. Management continues to bolster its reserve levels as evidenced by an increase of nearly 30% in loss and loss adjustment expense reserves in 2003 prior to the sale.

LOSS & ALAE RESERVE DEVELOPMENT: CALENDAR YEAR ($000)

Calendar Year	Original Loss Reserves	Developed Reserves Thru 2004	Develop. to Orig. (%)	Develop. to PHS (%)	Develop. to NPE (%)	Unpaid Reserves @ 12/2004	Unpaid Resrv. to Dev. (%)
1999	41,839	35,614	-14.9	-4.2	25.7	2,523	7.1
2000	43,888	52,693	20.1	6.2	35.6	4,599	8.7
2001	58,483	74,851	28.0	14.2	41.7	9,630	12.9
2002	83,405	100,037	19.9	14.5	43.6	23,517	23.5
2003	105,559	102,750	-2.7	-2.1	37.6	50,513	49.2
2004	99,781	99,781	—	—	40.1	99,781	100.0

LOSS & ALAE RESERVE DEVELOPMENT: ACCIDENT YEAR ($000)

Accident Year	Original Loss Reserves	Developed Reserves Thru 2004	Develop. to Orig. (%)	Unpaid Reserves @12/2004	Acc Yr. Loss Ratio	Acc Yr. Comb Ratio
1999	18,768	24,704	31.6	581	65.2	104.7
2000	29,465	37,401	26.9	2,076	78.7	115.4
2001	41,969	54,641	30.2	5,031	82.4	118.6
2002	58,734	64,966	10.6	13,887	73.9	106.0
2003	59,667	58,524	-1.9	26,996	59.6	93.3
2004	49,268	49,268	—	49,268	54.5	96.4

Reinsurance Utilization: In its Agency operations, Republic utilizes excess of loss and catastrophe reinsurance to protect against frequent and large losses. As the group is primarily concentrated in Texas, Louisiana and Oklahoma, the primary catastrophe exposure stems from hurricanes and tornado losses. As a result, gross catastrophe loss potential from a 100-year Gulf Coast hurricane, as depicted by a probable maximum loss (PML) analysis, is somewhat elevated. However, the group’s net PML is reduced to less than 5% after reinsurance. The group retains approximately 91% of its Agency operation direct written premiums. The group’s Specialty operations retain only approximately 20% of direct written premiums and cedes the remaining to unaffiliated reinsurers.

V&E

CEDED REINSURANCE ANALYSIS ($000)

	Company				Industry Composite
Year	Ceded Reins Total	Business Retention (%)	Rein Rec to PHS (%)	Ceded Reins to PHS (%)	Business Retention (%)	Rein Rec to PHS (%)	Ceded Reins to PHS(%)
2000	324,290	52.2	122.0	229.4	95.5	9.8	14.7
2001	408,858	52.7	201.6	354.1	95.4	11.5	17.0
2002	473,246	54.5	224.6	412.7	95.1	13.9	21.1
2003	476,040	57.0	201.1	356.0	95.8	13.7	19.3
2004	520,987	51.0	186.0	337.8	95.6	13.5	18.9

2004 REINSURANCE RECOVERABLES ($000)

	Paid & Unpaid Losses	IBNR	Unearned Premiums	Other Recov*	Total Reins Recov
US Affiliates	109,842	119,815	198,751	27,268	455,676
US Insurers	79,352	73,354	98,694	22,312	273,712
Other Non-US	2,933	10,225	—	—	13,158

Total (ex US Affils)	82,285	83,579	98,694	22,312	286,870
Grand Total	192,127	203,394	297,445	49,580	742,546

* Includes Commissions less Funds Withheld

Investment Leverage: Historically, Republic Insurance Group maintained a slightly elevated investment leverage due to its sizeable equity portfolio. In 2002 and 2003, management decided to liquidate its equity portfolio and reallocated the funds in fixed maturity and short-term investments with significant less volatility. Currently, common stock and non-affiliated investment leverage are well below industry norms. However, the group holds a slightly higher amount of affiliated investments compared to the industry composite. In 2004 the group sold its investment in real estate and invested the proceeds in short-term and fixed maturity investments.

INVESTMENT LEVERAGE ANALYSIS (% OF PHS)

	Company						Industry Composite
Year	Class 3-6 Bonds	Real Estate/ Mtg.	Other Invested Assets	Common Stocks	Non-Affl Inv. Lev.	Affil Inv.	Class 3-6 Bonds	Common Stocks
2000	—	—	—	42.5	42.5	23.9	2.9	59.8
2001	—	—	—	49.0	49.0	24.6	3.9	57.7
2002	—	—	—	5.6	5.6	45.7	4.7	47.9
2003	—	15.3	—	0.0	15.3	22.5	4.1	49.4
2004	—	—	—	0.0	0.0	18.7	3.1	46.9

LIQUIDITY

Republic Insurance Group’s quick and current liquidity ratios have declined and over a five year period compare unfavorably to the personal lines industry composite. These results are mainly due to reinsurance recoverables from Specialty operations and overall liabilities. However, overall liquidity has benefited from positive operating cash flow for five consecutive years driven by investment income and more recently significantly improved underwriting cash flow.

V&E

LIQUIDITY ANALYSIS

	Company				Industry Composite
Year	Quick Liq (%)	Current Liq (%)	Overall Liq (%)	Gross Agents Bal to PHS(%)	Quick Liq (%)	Current Liq (%)	Overall Liq (%)	Gross Agents Bal to PHS(%)
2000	69.7	142.1	200.8	6.9	47.6	142.9	174.1	4.1
2001	46.4	93.5	152.3	19.0	43.2	132.3	165.5	4.9
2002	35.1	88.0	148.2	14.7	39.1	120.9	154.8	7.6
2003	33.1	94.2	149.0	13.6	41.1	127.5	160.9	7.5
2004	23.0	114.1	157.3	10.1	41.8	131.0	164.7	6.6

03/2004	XX	96.3	152.4	14.1	XX	XX	XX	XX
03/2005	XX	115.0	159.7	12.2	XX	XX	XX	XX

CASH FLOW ANALYSIS ($000)

	Company					Industry Composite
Year	Underw Cash Flow	Oper Cash Flow	Net Cash Flow	Underw Cash Flow(%)	Oper Cash Flow(%)	Underw Cash Flow(%)	Oper Cash Flow(%)
2000	-11,475	3,681	6,655	93.0	102.2	92.7	102.0
2001	-3,161	5,607	-16,492	98.6	102.5	91.6	100.7
2002	9,067	17,370	25,119	104.6	108.7	99.0	108.4
2003	30,605	37,844	-9,866	112.3	115.1	106.2	114.0
2004	12,393	20,919	-4,191	105.2	108.4	109.4	114.1

03/2004	-3,416	-3,342	-5,521	94.4	94.8	XX	XX
03/2005	3,466	8,215	-3,015	105.9	114.1	XX	XX

HISTORY

On August 29, 2003, Republic Underwriters Insurance Company and certain affiliates and subsidiaries were sold by Republic Financial Services, Inc. (a Winterthur Swiss affiliate) to an investor group for approximately $113 million. The investor group led by Wand Partners, a private equity firm that specializes in insurance investments, includes such other sponsoring investors as Banc of America Capital Investors, Greenhill Capital Partners, Brazos Private Equity Partners, 21st Century Group, LLC and Norwest Equity Partners. The acquisition was made through Republic Companies Group, Inc. and Republic Companies, Inc., two newly formed Delaware companies.

In December 1982, all of the outstanding stock of Republic Financial Services, Inc., a Texas company (RFSI-Texas) was acquired by Winterthur U.S. Holdings, Inc. (Delaware), a wholly owned subsidiary of Winterthur Swiss Insurance Company, Switzerland. RFSI-Texas owns Republic Financial Services, Inc., a Nevada company and insurance holding company (RFSI-Nevada) which owned 100% of Republic Underwriters Insurance Company prior to the August 2003 acquisition noted above.

V&E

In November 1994, Republic Financial Services, Inc. announced a restructuring whereby Republic Insurance Group was separated into two independent operating units effective January 1, 1995. The first, Republic Insurance Group, operates in the Southwest and Rocky Mountain regions. The second, Blue Ridge Insurance Company operates in the Mid-Atlantic and New England regions. At that time, Republic contributed $50 million of capital to Blue Ridge. Pursuant to reinsurance agreements between Republic and Blue Ridge, Republic transferred future profits and/or losses related to the Northeastern business to Blue Ridge. Effective January 1, 1997, the stock of Blue Ridge Insurance Company was transferred to Winterthur U.S. Holdings, Inc. through a dividend. In 2001, Blue Ridge’s operations were acquired by and integrated into the General Casualty group, a former affiliate of Republic.

Effective January 1, 1996, the final stage of the restructuring of the Republic Insurance Group was implemented whereby Republic Insurance Company made a capital contribution of more than $130 million to its subsidiary, Republic Underwriters. This contribution was funded through the transfer of common stock of two subsidiaries, Republic-Vanguard Insurance Company and Southern Insurance Company and preferred stock of Unigard, Inc., another affiliate. The remainder of the contribution was funded through a transfer in ownership of real estate and marketable securities. Republic Insurance Company then transferred its ownership interest in Republic Underwriters through a dividend to RFSI-Nevada, effective to January 1, 1996. As part of this restructuring, Republic Insurance Company’s ultimate U.S. parent, Winterthur U.S. Holdings, provided an agreement to maintain surplus at a stipulated minimum level.

As part of this final stage of the restructuring, Republic Insurance Company terminated its reinsurance contracts whereby it assumed 100% of business written through its subsidiaries and affiliates related to its independent agency operations and specialty and niche markets. Republic Underwriters replaced Republic Insurance Company as the assuming company for business produced through these sources. The only remaining business of Republic Insurance Company involved the reinsurance runoff business. On August 1, 2000, Republic Insurance Company and the reinsurance runoff business were sold to an unaffiliated third party.

Also, as part of the restructuring, on December 31, 1996, Republic Underwriters received a capital contribution of $5.6 million from its parent, RFSI-Nevada, representing the common stock of Republic Diversified Services, Inc. (RDSI), a general business corporation. RDSI held the management contract for a Texas county mutual insurer, Southern County Mutual Insurance Company and is the attorney-in-fact for a Texas Lloyds plan insurer, Republic Lloyds. In 2004, Republic Underwriters sold the Southern County Mutual management contract rights and responsibilities to an affiliate.

Prior to December 31, 2002, RFSI-Texas and RFSI-Nevada owned interest totaling 30% in Seguros Atlas, a Mexican insurance company. Effective December 31, 2002, the combined 30% interest in Seguros Atlas was contributed to Republic Underwriters Insurance Company (RUIC), resulting in an increase in RUIC’s capital of approximately $24.5 million.

MANAGEMENT

Bruce W. Schnitzer, the founder of Wand Partners, is chairman of Republic Companies Group, Inc. In December 2003, Parker W. Rush was elected president and chief executive officer of Republic Companies Group, Inc. and all of the various insurance companies within the Republic Insurance Group. Prior to his appointment with Republic, Mr. Rush was the Managing Director of the southern operations of Chubb including Texas and the southern states. The group’s chief financial officer, Martin B. Cummings, was promoted to his current position in 2000 after having served as Vice President and Tax Director of Winterthur U.S. Holdings, Inc., a group he joined in 1989.

V&E

REINSURANCE PROGRAMS

The largest net aggregate amount insured in any one risk is $500,000. Excess of loss treaty affords recovery of losses above $500,000 up to $5.0 million for property risks, above $500,000 up to $5.0 million for casualty occurrences and above $500,000 up to $10.0 million for workers’ compensation. Property risks with values exceeding $5.0 million are reinsured facultatively. Catastrophe reinsurance provides coverage for 100% of all perils above $5.0 million up to $60 million and aggregate catastrophe reinsurance provides protection for events of $750,000 franchise ($5 million excess of $10 million). Personal umbrella reinsurance is maintained for 95% of risks up to $2.0 million. Commercial umbrella reinsurance is maintained for 95% of risks up to $1.0 million and 100% of risks above $1.0 million up to $5.0 million.

The principal reinsurers on the excess per risk and the umbrella treaties are Employers Re, Partner Re, Odyssey Re, Midwest Employers, Lloyds of London, Everest Re, Aspen UK, Hannover Ruck, Toa Re of America, General Reinsurance Corporation and American Reinsurance Corporation. The principal reinsurers on the catastrophe treaties are Ace, Tempest, IPC Re, Montpelier Re, Lloyds of London, Aspen UK and XL Re.

CONSOLIDATED BALANCE SHEET ($000)

ADMITTED ASSETS	12/31/2004	12/31/2003	2004%	2003%
Bonds	277,585	223,488	65.4	55.0
Preferred stock	20	20	0.0	0.0
Common stock	50	49	0.0	0.0
Cash & short-term invest	25,705	29,895	6.1	7.4
Real estate, investment	—	20,393	—	5.0
Investments in affiliates	28,807	30,019	6.8	7.4

Total invested assets	332,167	303,864	78.3	74.8

Premium balances	61,079	68,141	14.4	16.8
Accrued interest	2,599	2,161	0.6	0.5
All other assets	28,382	32,289	6.7	7.9

Total assets	424,227	406,455	100.0	100.0

LIABILITIES & SURPLUS	12/31/2004	12/31/2003	2004%	2003%
Loss & LAE reserves	107,822	113,471	25.4	27.9
Unearned premiums	114,709	119,992	27.0	29.5
Conditional reserve funds	325	33	0.1	0.0
All other liabilities	47,129	39,258	11.1	9.7

Total liabilities	269,985	272,754	63.6	67.1

Surplus notes	2,000	—	0.5	—

Total policyholders’ surplus	154,242	133,701	36.4	32.9

Total liabilities & surplus	424,227	406,455	100.0	100.0

V&E

CONSOLIDATED SUMMARY OF 2004 OPERATIONS ($000)

STATEMENT OF INCOME	12/31/2004	FUNDS PROVIDED FROM OPERATIONS	12/31/2004
Premiums earned	248,888	Premiums collected	249,028
Losses incurred	103,462	Benefit & loss related pmts	111,602
LAE incurred	33,574	Net transfers to accounts	—
Undrw expenses incurred	102,247	LAE & undrw expenses paid	125,033

Net underwriting income	9,606	Undrw cash flow	12,393
Net investment income	12,417	Investment income	13,567
Other income/expense	6,218	Other income/expense	6,218

Pre-tax oper income	28,241	Pre-tax cash operations	32,178
Realized capital gains	1,088
Income taxes incurred	8,861	Income taxes pd (recov)	11,258

Net income	20,468	Net oper cash flow	20,919

INTERIM BALANCE SHEET

ADMITTED ASSETS	03/31/2005
Cash & short term invest	22,690	—	—
Bonds	289,509	—	—
Preferred stock	20	—	—
Common stock	28,878	—	—

Total investments	341,097

Premium balances	61,358	—	—
Reinsurance funds	7,701	—	—
Accrued interest	2,262	—	—
All other assets	24,482	—	—

Total assets	436,900

LIABILITIES & SURPLUS	03/31/2005
Loss & LAE reserves	111,662	—	—
Unearned premiums	116,337	—	—
Conditional reserve funds	325	—	—
All other liabilities	45,607	—	—

Total liabilities	273,931

Capital & assigned surp	108,388	—	—
Unassigned surplus	54,580	—	—

Policyholders’ surplus	162,968

Total liabilities & surplus	436,900

V&E

INTERIM INCOME STATEMENT

	Period Ended 3/31/2005	Period Ended 3/31/2004	Increase/ Decrease
Premiums earned	60,033	62,991	-2,958
Losses incurred	22,956	28,499	-5,543
LAE incurred	6,725	7,066	-342
Underwriters expenses incurred	25,991	22,023	3,968

Net underwriting income	4,361	5,403	-1,042
Net investment income	2,493	1,900	594
Other income/expenses	1,598	1,566	32

Pre-tax operating income	8,452	8,869	-416
Realized capital gains	2	611	-609
Income taxes incurred	418	1,688	-1,270

Net income	8,036	7,791	245

INTERIM CASH FLOW

	Period Ended 3/31/2005	Period Ended 3/31/2004	Increase/ Decrease
Premiums collected	61,810	57,349	4,461
Benefit & loss related pmts	21,321	28,146	-6,826
Undrw expenses paid	37,023	32,619	4,404

Underwriting cash flow	3,466	-3,416	6,882
Investment income	3,150	2,513	637

Other income/expense	1,598	1,566	32

Pre-tax cash operations	8,215	663	7,552
Income taxes pd (recov)	—	4,005	-4,005

Net oper cash flow	8,215	-3,342	11,557

Copyright © 2005 by A.M. Best Company, Inc. ALL RIGHTS RESERVED.

No part of this report may be reproduced or distributed in any form or by any means, or stored in a database or retrieval system, without the prior written permission of the A.M. Best Company. BCR06032005

Annex B

[•], 2005

Re: Republic Companies Group, Inc.

Ladies and Gentlemen:

In connection with the recent filing with the Securities and Exchange Commission (“SEC”) of a registration statement related to a proposed initial public offering (the “IPO”) of common stock of Republic Companies Group, Inc. (the “Company”), we are sending you, at the Company’s request, a copy of the preliminary prospectus included in the registration statement.

The Company has instructed the underwriters to reserve up to [5% of the shares being offered] shares for purchase by directors, officers and employees of the Company and other persons with whom the Company has a business relationship, through a directed share program (the “Directed Share Program”). The Company has agreed to have Keefe, Bruyette & Woods, Inc. (“KBW”) administer the Directed Share Program. The Company may increase or decrease the number of shares reserved for purchase in the Directed Share Program. If the total number of shares to be sold in the initial public offering increases or decreases, the number of shares reserved for the Directed Share Program may be increased or decreased.

There is no obligation to participate in the Directed Share Program. However, should you wish to do so, please read carefully the enclosed preliminary prospectus and the other enclosed materials.

If you wish to participate in the Directed Share Program, you must indicate on the enclosed indication of interest form the number of shares you are interested in purchasing. A minimum purchase of 100 shares is required. Please note that we cannot assure you that you will receive all or any of the shares that you may request.

Your indication of interest involves no obligation or commitment of any kind. Accordingly, if you submit the required documentation indicating your interest in purchasing shares in the Directed Share Program and if shares are allocated to you, you will be contacted by KBW after the registration statement relating to the shares has been declared effective and the offering has been priced in order to confirm the purchase price, number of shares allocated and other information. Because your indication of interest is not a binding commitment, you may withdraw your indication of interest when you are asked by KBW to confirm it, or at any earlier time. If you confirm your intention to purchase, a copy of the final prospectus and a written confirmation will be sent to you.

As indicated on the cover page of the preliminary prospectus, it is currently anticipated that the initial offering price will be between $             and $             per share; however, the price range may change prior to the offering, and the actual price at which the common stock is offered to the public may be higher or lower than this range. It is also currently anticipated that the offering will price during the week of [•], 2005, and payment for the shares will be due within three business days (the “Settlement Date”) of such pricing date. However, the pricing date of the offering could also change.

There is no obligation to participate in this Directed Share Program; however, should you wish to do so, please read carefully the enclosed preliminary prospectus relating to the offering and the attached general information and procedures memorandum.

The deadline for indications of interest is                 . All indications of interest and other required documents must be received by us no later than this date.

If you have any questions regarding the offering or the Directed Share Program, please contact James Stevens, Troy Carlson or Andrea Kramer at KBW at (212) 887-8938 or (212) 887-8901.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

Please be advised that by sending these materials to you, neither the Company nor Keefe, Bruyette & Woods, Inc. is soliciting or encouraging your purchase of the Company’s shares or making any recommendations as to whether or not you should participate in the offering and, if you participate, how many shares you should purchase.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this document will involve no obligation or commitment of any kind. Your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe, Bruyette & Woods, Inc. to confirm your indication of interest after the effective date of the registration statement or at any earlier time.

Investing in new issues is speculative and carries a high degree of risk. Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. You are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

GENERAL INFORMATION AND PROCEDURES

Enclosed are the following documents relating to the Directed Share Program, all of which must be either mailed or faxed so that they are received no later than [?], 2005, to your assigned Keefe, Bruyette & Woods contact person at:

Keefe, Bruyette & Woods, Inc. 787 Seventh Avenue, 4th Floor New York, NY 10019 Attention: Andrea Kramer
By Facsimile Transmission (with originals to follow): (212) 582-5405
Confirm Receipt By Telephone:	James Stevens (212) 887-8938
Troy Carlson (212) 887-8901 or
Andrea Kramer (212) 887-8906

1.	INDICATION OF INTEREST FORM: This form is used to communicate the number of shares you would like to purchase.

2.	NASD IPO CERTIFICATION (NASD Rule 2790): The rules of the NASD may preclude you from purchasing shares through the Directed Share Program. Your completion of this certification will help us to determine whether you are eligible to participate in the program.

3.	NEW ACCOUNT INFORMATION FORM: To participate in the Directed Share Program, you must have a KBW brokerage account. Completing this form will allow KBW to open an account for you.

4.	FORM W-9: This form is required for taxpayer identification and certification.

5.	VALID PHOTO I.D: Driver’s License or Passport

FREQUENTLY ASKED QUESTIONS

Who is eligible to participate in the Directed Share Program?

•	In connection with the offering, the Company has the option to direct a certain number of shares to selected directors, officers, employees and related persons of the Company. You have been designated by the Company as a person who may be able to purchase shares in the offering.

•	Only those people designated by the Company are eligible to participate in the Directed Share Program; you may not designate additional people to participate.

•	You should be aware that, under rules of the NASD, Inc. (formerly, the “National Association of Securities Dealers, Inc.”), you must satisfy certain eligibility requirements in order to be able to purchase shares in the Directed Share Program. If you do not satisfy these eligibility requirements, you will not be permitted to purchase shares in the Directed Share Program. Completing the enclosed NASD IPO Certification will help us determine your eligibility. It is important that you answer all of the questions completely and accurately. Please pay particular attention to the defined terms indicated in bold, which will help you respond to the questions.

What do I need to do to participate in the Directed Share Program?

•	If after reading the preliminary prospectus, you have an interest in purchasing shares in the offering, you must complete the enclosed forms and mail or fax them to your assigned KBW contact person so that they are received no later than [•], 2005.

•	You must have a KBW brokerage account in order to participate in the Directed Share Program. If you already have a KBW account, you must still return the Indication of Interest Form and NASD IPO Certification to your assigned KBW contact person. You will, however, be permitted to purchase the shares through your existing KBW account and will not be required to open a new account. If you do not already have a KBW brokerage account, please complete the New Account Information Form to open a brokerage account with KBW.

•	In order to avoid United States backup withholding tax, you must provide KBW with a signed and completed Internal Revenue Service Form W-9 (or substitute form). A Form W-9 is included as part of the accompanying New Account Information Form. You need not submit a Form W-9 if you already have a brokerage account with KBW. Failure to submit a Form W-9 (or substitute form) could result in a $50 penalty being imposed on you by the IRS and any payments of proceeds and/or dividends, if any, may be subject to a 28% United States backup withholding tax.

•	There are no fees to you involved in purchasing stock through the Directed Share Program, i.e., no account opening fees, no buying commission fees and no account maintenance fees.

What is the Indication of Interest Form?

•	The Indication of Interest Form is a non-binding indication of how many shares you would like to purchase in the offering. It is only used to allocate the appropriate number of shares to the Directed Share Program. No matter how many shares you indicate you may be interested in purchasing, you will not be bound to purchase any shares, or a particular number of shares, until you are notified of the price of the shares and confirm, at that time, the number of shares you wish to purchase.

How many shares can I purchase?

•	A minimum purchase of 100 shares is required.

•	There is not a maximum number of shares that you may request. However, there is no assurance that you will receive all or any of the shares that you request.

•	Please be advised that by sending this letter to you, neither the Company nor KBW is making any recommendation as to whether or not you should participate in the offering and, if you participate, how many shares you should elect to purchase.

•	An investment in common stock involves a high degree of risk and the Directed Share Program is not designed to capture potential short-term increases in the price of the common stock.

2

•	Once the stock has opened for trading, the market price of the common stock could fluctuate substantially down or up from the initial public offering price. Before deciding whether to elect to purchase any shares, you are urged to read the enclosed prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

•	You may only purchase shares for your own personal account (or a joint account with a member of your immediate family, in which case the joint account holder must sign the enclosed New Account Information Form and must also complete, sign and return a separate NASD IPO Certification) and not on behalf of any other person.

•	You may not purchase any shares on margin.

Will there be any restrictions on my ability to sell shares that I purchase in the Directed Share Program?

•	If you wish to receive stock certificates, please contact your KBW contact person who will explain the procedure for obtaining a stock certificate. Once you have received the stock certificate, changes of name and/or address may be made by mailing the certificate, with a letter of instruction, to Mellon Investor Services, the Transfer Agent.

•	You should consult with your own investment and legal advisors to determine whether you are subject to any restrictions on the sale of shares purchased by you in the Directed Share Program.

•	In addition, disposition of shares purchased by you under this Directed Share Program may have tax consequences. You should consult with your tax advisor.

What will be the final price and when will it be determined?

•	It is currently anticipated that the initial offering price will be between $ and $ per share; however, the price range may be changed prior to the offering, and the actual offering price may be above or below this range.

•	The shares are expected to be listed on the Nasdaq National Market under the trading symbol “RUTX”. The offering will be priced after the market closes on the day of pricing and the shares are expected to begin to trade the next day. The price at which the shares trade on the Nasdaq National Market will be determined by market forces and may be lower than the initial offering price.

3

I’ve returned the necessary forms, what happens now?

•	When the offering is priced, the Company will determine the final allocation of shares among each person who indicated interest in participating in the Directed Share Program. KBW will then call you and confirm the purchase price, number of shares allocated to you, your account number and other pertinent information.

•	If you confirm your intention to purchase, a copy of the final prospectus and a written confirmation will be sent to you. Once you orally confirm your purchase, you will be obligated to purchase the number of shares confirmed.

•	Please note that there must be an oral confirmation of your intention to purchase. If a KBW representative is unable to contact you within 24 hours after pricing of the offering, any shares allocated for purchase by you may, at KBW’s discretion, be made available for purchase by the general public or reallocated to other Directed Share Program participants.

How and when do I pay for my shares?

•	All Shares purchased through the Directed Share Program will be purchased at the initial public offering price. The price per share does not provide participants with any discount from the initial public offering price.

•	Full payment of the purchase price for your shares must be received by KBW by the Settlement Date, which will be three business days after the pricing date. Please do not send money to KBW until your allocation of shares and the purchase price have been confirmed to you.

•	Please mail checks directly to your assigned KBW contact person, even if you already have an existing KBW account.

•	Checks must be made payable to the clearing firm, PERSHING LLC. Write your KBW account number on the face of your check. Third party checks (checks drawn by a payor other than the account name) are not acceptable. If your payment is not received by the Settlement Date, the Company may reallocate your shares to other Directed Share Program participants or to the general public.

•	U.S. federal funds wires will also be accepted. Your KBW contact person will work with you if you wish to pay by wire.

If I have further questions, whom should I call?

•	If you have any questions regarding the offering or the Directed Share Program, please contact the following at KBW: James Stevens at (212) 887-8938, Troy Carlson at (212) 887-8901 or Andrea Kramer at (212) 887-8906.

4

Please be advised that by sending these materials to you, neither the Company nor Keefe, Bruyette & Woods, Inc. is soliciting or encouraging your purchase of the Company’s shares or making any recommendations as to whether or not you should participate in the offering and, if you participate, how many shares you should purchase.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this document will involve no obligation or commitment of any kind. Your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe, Bruyette & Woods, Inc. to confirm your indication of interest after the effective date of the registration statement or at any earlier time.

Investing in new issues is speculative and carries a high degree of risk. Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. You are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

5

INDICATION OF INTEREST FORM

I wish to indicate an interest in purchasing shares (the “Shares”) of common stock of Republic Companies Group, Inc. at the initial public offering price and request that the number of Shares indicated below be reserved for me.

Number of Shares Desired:                                                       (100 share minimum)

Legal Name (Mr./Mrs./Ms.):

Home Address:
	number & street	city, state and zip

Home Tel.:	Business Tel.:

Fax Number:	E-mail Address:

Cell Phone:

Are you an employee, officer or director of Republic Companies Group, Inc. or any of its subsidiaries or the owner of 10% or more of Republic Companies Group, Inc. common stock?:

If yes, please indicate your position and/or ownership:

If you are not an employee, officer or director of Republic Companies Group, Inc., describe your relationship with the

Company:

Are you a corporate officer or director of any company or owner of 10% or more of any company’s securities?:

If yes, please indicate which companies and your position and/or ownership:

☐ I have an existing brokerage account with Keefe, Bruyette & Woods, Inc. (“KBW”) and the account number and the name of my KBW contact is provided in the spaces below:

Account No.:	Name of KBW Contact:

☐ I do not have an existing brokerage account with KBW. I have completed and will return the enclosed New Account Information Form.

Indication of Interest Form

I acknowledge, certify and agree that:

1.	I have received and read a copy of the preliminary prospectus for Republic Companies Group, Inc., dated [•], 2005.

2.	I am not assured of obtaining any or all of the number of Shares requested hereby, and I will be notified of the number of Shares available for purchase by me.

3.	I will purchase the shares requested for my own personal account (or a joint account with a member of my immediate family) and not on behalf of any other person.

4.	I am aware that no offer to buy any of the Shares can be accepted and no part of the purchase price can be received by KBW until the registration statement covering the proposed offering (the “Registration Statement”) has been declared effective by the United States Securities and Exchange Commission and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of your acceptance given after the effective date of the Registration Statement.

5.	This indication of interest involves no obligation or commitment of any kind, and by completing this form, I am not binding myself to purchase any Shares. I understand that the purpose of this form is to provide some indication of how many Shares may be requested by participants of this Directed Share Program and that I will be notified of the number of Shares which are available for purchase by me. I understand that my indication of interest is not a binding commitment and may be withdrawn when I am asked by KBW to confirm it or at any earlier time. I am also aware that full payment, in United States dollars, for the purchase price of the Shares allotted to me will be required within three business days after the pricing of the offering.

6.	I understand that after the registration statement covering the proposed offering becomes effective, a copy of the prospectus in final form (the “Final Prospectus”) will be provided to me. The Final Prospectus will contain the price and other information which cannot be determined at this time.

7.	I understand that an arrangement has been made with KBW to act as the administrative agent for the Directed Share Program, and that when a registration statement of the proposed offering becomes effective, I will be contacted by a KBW representative to arrange for the purchase of the number of Shares requested by me or such lesser number of Shares as may be allocated to me.

8.	I understand that, in order to purchase shares pursuant to the Directed Share Program, I must meet certain eligibility requirements under rules of the NASD, Inc. (formerly, the “National Association of Securities Dealers, Inc.”). I understand that if I do not meet these eligibility requirements, I will not be permitted to purchase shares in the Directed Share Program.

2

Indication of Interest Form

By signing below, I certify that all the information that I have provided on this form is complete and accurate.

Print Name(s)	Signature(s)	Date

(Joint accounts require both signatures)

Please be advised that by sending these materials to you, neither the Company nor Keefe, Bruyette & Woods, Inc. is soliciting or encouraging your purchase of the Company’s shares or making any recommendations as to whether or not you should participate in the offering and, if you participate, how many shares you should purchase.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this document will involve no obligation or commitment of any kind. Your indication of interest is not a binding commitment and may be withdrawn when you are asked by Keefe, Bruyette & Woods, Inc. to confirm your indication of interest after the effective date of the registration statement or at any earlier time.

Investing in new issues is speculative and carries a high degree of risk. Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. You are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal investment, tax and legal advisors.

3

[•], 2005

Re:	Republic Companies Group, Inc. Public Offering

Ladies and Gentlemen:

We understand that you wish to purchase securities in the initial public offering (“IPO”) by Republic Companies Group, Inc. Pursuant to NASD Rule 2790, Keefe, Bruyette & Woods, Inc. may not sell IPOs to any account in which a certain categories of investors hold a beneficial interest (including investors that are related to the broker/dealer industry, have authority to purchase and sell securities for banks, savings and loan institutions, and other similar investment accounts), unless the account qualifies for an exemption under the Rule.

In order for you to purchase securities in the above-referenced IPO, Rule 2790 requires that we obtain an affirmative representation as to your status, or that of any account over which you have investment authority, based on information that is no more than 12 months old. Even if your account is not qualified to purchase IPOs generally, it may be permitted to do so with respect to this specific IPO under certain exemptions contained in the NASD Rule. This form may be different from the forms you receive from other firms. We request that you complete the attached form and return it to us in the enclosed envelope as soon as possible.

If you have any questions, please contact your Keefe, Bruyette & Woods, Inc. sales representative. Thank you for your cooperation with this matter.

Sincerely,

KEEFE, BRUYETTE & WOODS, INC.

52

NASD IPO CERTIFICATION

CERTIFICATE FOR THE PURCHASE OF

INITIAL PUBLIC OFFERINGS OF EQUITY SECURITIES

Pursuant to NASD Rule 2790 (the “Rule”), Keefe, Bruyette & Woods, Inc. (“KBW”) may not sell or cause to be sold a new issue (as defined in the Rule; generally, initial public offerings of equity securities) to any account in which a restricted person holds a beneficial interest unless the account qualifies for an exemption under the Rule. Please sign and return this Certificate indicating whether or not your account is eligible to purchase new issue shares in accordance with the Rule and, if applicable, whether you or your account is relying on an exemption to purchase new issue securities in a specific offering. In addition, in connection with any new issue, you hereby represent that you will not act as a finder or in a fiduciary capacity to any managing underwriter of any new issue and that you shall notify KBW immediately in the event that such representation ceases to be true and correct. Defined terms are in bold; please refer to the “Definitions of Relevant Terms” attached hereto.

PLEASE COMPLETE THIS FORM AS FOLLOWS:

1. Part A:	Check one box;

2. Part B:	Check a box only if your account is restricted and you are relying on an exemption to purchase securities in this IPO; and

3. Part C:	Complete the account information.

Part A:	Complete this part in order to qualify the account with respect to any offering of a new issue.

The undersigned hereby certifies that with respect to the account indicated in Part C that the account is eligible to purchase new issues in accordance with the Rule because:

•	no restricted person holds a beneficial interest in the account; or

•	restricted persons hold in the aggregate no more than 10% of the beneficial interests in the account; [1] or

•	restricted persons hold in the aggregate more than 10% of the beneficial interests in the account, but the account has implemented procedures to reduce the aggregate beneficial interests of all restricted persons with respect to new issues to no more than 10% and the undersigned hereby represents that it will follow such procedures in connection with the purchase by the account of all new issues; or

•	the undersigned is a conduit (such as a bank, foreign bank, broker/dealer, or investment adviser) and all purchases of new issues are, and will be, in compliance with the Rule. If the beneficial interests of restricted persons in any one account exceed in the aggregate 10% of the account but the account has implemented procedures to reduce the aggregate beneficial interest of all restricted persons with respect to new issues to no more than 10%, the undersigned hereby represents that it or the account will follow such procedures in connection with the purchase by the account of all new issues.

•	The undersigned hereby certifies that with respect to the account indicated in Part C that the account is a restricted person and is not eligible to purchase new issues.

[1]	If a master fund includes both feeder funds or persons that are restricted persons and includes other feeder funds that partially include restricted persons, the master fund must know the percentage of each feeder fund owned by restricted persons in order to determine if the master fund comes within the 10% de minimis exemption and can check this box. This box may also be checked if a master fund only includes feeder funds that are partially composed of restricted persons and each of those feeder funds individually meets the 10% de minimis excemption.

Part B:	Complete this part in order to qualify the account with respect to the specific offering of a new issue indicated below.

The undersigned hereby certifies that with respect to the account indicated in Part C that in connection with the specific new issue identified below, the purchase by the account is in compliance with the exemption set forth in the Rule for:

•	issuer-directed securities; or

•	anti-dilution purchases (and the undersigned represents that the securities purchased will not be sold, transferred, assigned, pledged or hypothecated for a period of three months following the effective date of the offering).

New Issue: Republic Companies Group, Inc. common stock

Part C:	Account Information and Signature

The undersigned hereby certifies that the undersigned is authorized to provide this Certification and that the undersigned or an authorized representative of the account will promptly notify KBW in the event this Certification ceases to be true and correct.

Print Account Name	Account Number

Signature of Authorized Signatory	Date

Print Name of Authorized Signatory	Telephone

Print Title of Authorized Signatory	Email Address

Address of Account	Country

THE SIGNED CERTIFICATE SHOULD BE FAXED TO JAMES STEVENS AT (212) 582-5405.

3

Attachment

Definitions of Relevant Terms

Associated person of a NASD member (1) Any natural person registered with NASD and (2) any natural person, whether or not registered or exempt from registration with NASD, who is a sole proprietor, partner, officer, director, or branch manager of a NASD member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by a NASD member (for example, any employee), whether any such person is registered or exempt from registration with the NASD.

Beneficial interest Any economic interest, including the right to share in gains or losses, other than management or performance based fees for operating a collective investment account, or other fees for acting in a fiduciary capacity.

10% de minimis Exemption Pursuant to Rule 2790(c)(4), an account is not a restricted person, if the beneficial interests of restricted persons do not exceed in the aggregate 10% of the account, which is known as the “10% de minimis exemption”.

Collective investment account Any hedge fund, investment partnership, investment corporation, or any other collective investment vehicle that is engaged primarily in the purchase and sale of securities, but not (1) a legal entity that is beneficially owned solely by immediate family members or (2) an investment club comprising a group of friends, neighbors, business associates or others who pool their money to invest in stock or other securities and are collectively responsible for making investment decisions.

Immediate family member A person’s parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children, and any other individual to whom the person provides material support.

Limited business broker-dealer Any broker-dealer whose authorization to engage in the securities business is limited solely to the purchase and sale of investment company/variable contracts securities and direct participation program securities.

Material support Directly or indirectly providing more than 25% of a person’s income in the prior calendar year. Members of the immediate family living in the same household are deemed to be providing each other with material support.

NASD member Any individual, partnership, corporation or other legal entity that is a broker or dealer admitted to membership in the NASD.

New Issue Any initial public offering of an equity security as defined in Section 3(a)(11) of the Securities Exchange Act of 1934, made pursuant to a registration statement or offering circular, except for certain offerings set forth in Rule 2790(i)(9)(A) – (I)

Restricted Persons:

1.	A NASD member or other broker-dealer.

2.	An officer, director, general partner, employee, associated person of a NASD member or any other broker-dealer (other than a limited business broker-dealer).

3.	An agent of a NASD member or any other broker-dealer (other than a limited business broker-dealer) that is engaged in the investment banking or securities business.

4.	A person who has authority to buy or sell securities for a bank, savings and loan association, insurance company, investment company, investment adviser (whether or not registered as an investment adviser) or collective investment account.

5.	A person listed, or required to be listed, on one of the following schedules to Form BD as filed, or required to be filed, with the SEC by a broker-dealer (other than with respect to a limited broker-dealer): (i) Schedule A, unless the person is identified by an ownership code of less than 10%; (ii) Schedule B, unless the person’s listing on Schedule B relates to an ownership interest in a person that is listed on Schedule A and identified by an ownership code of less than 10%; or (iii) Schedule C, unless the person would be excluded under the percentage ownership criteria for Schedule A or B above.

6.	A person that directly or indirectly owns an interest, in the amounts specified below, of a public reporting company listed, or required to be listed, on Schedule A or B of Form BD relating to a broker-dealer (other than a limited business broker-dealer), unless the public reporting company is listed on a national securities exchange or is traded on the Nasdaq National Market: (i) 10% or more of a public reporting company listed, or required to be listed, on Schedule A; or (ii) 25% or more of a public reporting company listed, or required to be listed, on Schedule B.

7.	A person acting: (i) as a finder in connection with any new issue in which the person is participating or (ii) in a fiduciary capacity to the managing underwriter(s) in connection with any new issue in which the person is participating.

8.	An immediate family member of: (i) a person specified in items 2-7 that materially supports, or receives support from, that person; (ii) a person specified in items 2-3 that is an employee or associated person of the NASD member or its affiliate selling the new issue to the immediate family member, or that has an ability to control the allocation of the new issue; or (iii) a person specified in items 5-6 that is an owner of the NASD member or its affiliate selling the new issue to the immediate family member, or that has an ability to control the allocation of the new issue.

PROVIDED, HOWEVER, THAT THE TERM “RESTRICTED PERSONS” SHALL NOT INCLUDE THE FOLLOWING:

1.	An investment company registered under the Investment Company Act of 1940.

2.	A common trust fund or similar fund as described in Section 3(a)(12)(A)(iii) of the Securities Exchange Act of 1934, provided that: (i) the fund has investments from 1,000 or more accounts, and (ii) the fund does not limit beneficial interests in the fund principally to trust accounts of restricted persons.

3.	An insurance company general, separate or investment account, provided: (i) the account is funded by premiums from 1,000 or more policyholders or, if a general account, the insurance company has 1,000 or more policyholders, and (ii) the insurance company does not limit the policyholders whose premiums are used to fund the account principally to restricted persons, or if a general account, the insurance company does not limit its policyholders principally to restricted persons.

4.	A publicly traded entity (other than a broker-dealer authorized to engage in the public offering of new issues either as a selling group member or underwriter, or an affiliate of such a broker-dealer) that is: (i) listed on a U.S. national securities exchange, (ii) traded on the Nasdaq National Market, or (iii) a non-U.S. issuer whose securities meet the quantitative designation criteria for listing on a national securities exchange or trading on the Nasdaq National Market.

5.	An investment company organized under the laws of a non-U.S. jurisdiction, provided that: (i) the investment company is listed on a non-U.S. exchange or authorized for sale to the public by a non-U.S. regulatory authority, and (ii) no person owning 5% or more of the shares of the investment company is a restricted person.

6.	An ERISA benefits plan that is qualified under Section 401(a) of the Internal Revenue Code; provided that the plan is not sponsored solely by a broker-dealer.

7.	A state or municipal government benefits plan that is subject to state or municipal regulation.

8.	A tax-exempt charitable organization under Section 501(c)(3) of the Internal Revenue Code.

9.	A church plan under Section 414(e) of the Internal Revenue Code.

Exemption for Issuer-Directed Securities

The prohibitions on the purchase and sale of new issues in this rule shall not apply to securities that:

(1) are specifically directed by the issuer to persons that are restricted under the rule; provided, however, that securities directed by an issuer may not be sold to or purchased by an account in which any restricted person specified in subparagraphs (i)(10)(B) or (i)(10)(C) of this rule has a beneficial interest, unless such person, or a member of his or her immediate family, is an employee or director of the issuer, the issuer’s parent, or a subsidiary of the issuer or the issuer’s parent. Also, for purposes of this paragraph (d)(1) only, a parent/subsidiary relationship is established if the parent has the right to vote 50% or more of a class of voting security of the subsidiary, or has the power to sell or direct 50% or more of a class of voting security of the subsidiary;

(2) are part of a program sponsored by the issuer or an affiliate of the issuer that meets the following criteria:

(A) the opportunity to purchase a new issue under the program is offered to at least 10,000 participants;

5

(B) every participant is offered an opportunity to purchase an equivalent number of shares, or will receive a specified number of shares under a predetermined formula applied uniformly across all participants;

(C) if not all participants receive shares under the program, the selection of the participants eligible to purchase shares is based upon a random or other non-discretionary allocation method; and

(D) the class of participants does not contain a disproportionate number of restricted persons as compared to the investing public generally; or

(3) are directed to eligible purchasers who are otherwise restricted under the rule as part of a conversion offering in accordance with the standards of the governmental agency or instrumentality having authority to regulate such conversion offering.

Exemption for Anti-Dilution Purchases

The prohibitions on the purchase and sale of new issues in this rule shall not apply to an account in which a restricted person has a beneficial interest that meets the following conditions:

(1) the account has held an equity ownership interest in the issuer, or a company that has been acquired by the issuer in the past year, for a period of one year prior to the effective date of the offering;

(2) the sale of the new issue to the account shall not increase the account’s percentage equity ownership in the issuer above the ownership level as of three months prior to the filing of the registration statement in connection with the offering;

(3) the sale of the new issue to the account shall not include any special terms; and

(4) the new issue purchased pursuant to this paragraph (e) shall not be sold, transferred, assigned, pledged or hypothecated for a period of three months following the effective date of the offering.

6

NEW ACCOUNT FORM

For your account to be opened promptly and accurately, please provide the information requested on the form as outlined in the instructions below.

I. ACCOUNT TYPE (Check all that apply)

Cash—Indicates that you will be paying for transactions in full by settlement date.
Margin—Indicates that you wish to trade with margin privileges, subject to margin requirements. This account type requires a signed Margin Agreement.
Option—Indicates that you wish to trade options. This account type requires a signed Option Agreement.
Asset Management—Indicates that you wish to link your investment, check writing, and MasterCard® services, and organize all of your account activity in one statement. This account type also requires a signed Asset Management Account Application.
Retirement—This account type requires a Retirement Account Application for accounts for which Pershing LLC is custodian.
Institutional Trading—Indicates that you wish to establish a receive/deliver versus payment account.

II. ACCOUNT REGISTRATION (Check one)

Additional documentation may be required to open certain account types. Use the supplemental sheets attached to this form to identify all participants and their respective roles in the account. Contact your investment professional for more information.

III. ACCOUNT TITLE AND CONTACT INFORMATION

This section **MUST** be completed in order to establish the account.

IV. PARTICIPANT INFORMATION

The legal address **MUST** be a street address. A post office box is not acceptable for a legal address. A legal address is the account holder's permanent residence address or, in the case of an entity, the place where it maintains a physical presence. For those accounts opened for nonresident aliens and foreign entities, the legal address must be the same as the permanent residence address listed on IRS Form W-8BEN or W-8IMY.
You must provide annual income and net worth in the same manner. For instance, if the account is a joint account, and you are providing a combined annual income, you must also provide a combined net worth.

NOTE: To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial organizations to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask you to provide a copy of your driver's license or other identifying documents.

The information you provide in this form may be used to perform a credit check and verify your identity by using internal sources and third party vendors. If additional space is needed, attach a separate sheet.

PARTICIPANT ROLES

The codes below designate the participant role for each participant on an account.

ADMN	Administrator	DRTR	Director	LPAR	Limited Partner	PATN	Power of Attorney
AGNT	Agent	EXEC	Executor	MNGR	Manager	PRM	Primary Account Holder
BENF	Beneficiary	GPMM	General Partner/Managing Member	MMBR	Member	RIND	Responsible Individual
BORW	Borrower	GRNT	Grantor	MINR	Minor	SEC	Secondary Account Holder
CONS	Conservator	GRDN	Guardian	OFCR	Officer	STLR	Settlor
CUST	Custodian	IPTY	Interested Party	PTNR	Partner	SHLR	Shareholder
DECD	Deceased	IMGR	Investment Manager	PREP	Personal Representative	SPSR	Sponsor
DPTR	Depositor	LHLD	Lien Holder	PLAD	Plan Administrator	TSTE	Trustee

V. U.S. TAXPAYER INFORMATION AND CERTIFICATION

U.S. persons must sign the U.S. taxpayer certification built into the New Account Form. If the account is a JOINT account, you must provide the Social Security Number or the Taxpayer Identification Number of the individual whose name appears first. For custodial accounts, use the Social Security Number of the minor. If you are a nonresident alien or foreign entity, you should not sign the taxpayer certification included in this form, and instead submit an IRS Form W-8BEN or W-8IMY with this application. Nonresident alien joint accounts require IRS Form W-8BEN for each account holder. The account holder's country of permanent residence is the country where the account holder claims to be a resident for purposes of that country's income tax. If a reduced rate of withholding is being claimed under an income tax treaty, residency must be determined in the manner required by the treaty. If the account holder does not have a tax residence in any country, the permanent residence is where the account holder normally resides (or maintains an office for accounts not owned by individuals).

VI. TRANSACTION PROCESSING

Check the appropriate boxes to tell us how your proceeds, dividends/interest, or periodic principal distributions should be handled.

VII. ACCOUNT OBJECTIVES

Income—An investment approach by which an investor generally seeks current income over time.
Long-Term Growth—An investment approach by which an investor generally seeks capital appreciation through buying and holding securities over an extended period of time.
Short-Term Growth—An investment approach by which an investor generally seeks short-term capital gains through buying and selling securities over a short period of time.

VIII. ADDITIONAL INFORMATION

Use this section to provide additional information about your account.

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FRM-NEW-ACCT-SS-3-05

IX. INTERESTED PARTIES

If you would like to add an interested party to your account, provide the interested party's contact information in this section. Indicate if you would like the interested party to receive copies of your statements and confirmations.

X. SIGNATURES

Sign and date the form. All owners of a joint account must sign at the bottom of the form. Only the joint owner whose Social Security Number or Taxpayer Identification Number is used should sign the Taxpayer Certification section of form. For a custodial account, only the custodian needs to sign.

XI. FOR BROKER-DEALER USE ONLY

Provide investment professional and principal approvals.

ACCOUNT CATEGORY CODES (For office use only)

Code	Description
BKCL	Bank Collateral Account
CLUB	Investment Club
COD	Receive/Deliver Versus Payment
CORN	Noncorporate Account
CORP	Corporation
CPPS	Corporate Pension or Profit Sharing Plan
CUST	Custodian
DLJC	Pershing LLC SIMPLE Individual Retirement Account (IRA)
DLJI	Pershing LLC IRA
DLJP	Pershing LLC SARSEP and Prototype SEP
DLJQ	Pershing LLC Qualified Retirement Plan (QRP)
DLJS	Pershing LLC SEP IRA
ESTT	Estate
EXMP	Exempt Organization
FINL	Financial Organization
GOVT	Government Entity/Agency
GRDN	Guardian/Conservatorship
IACP	Investment Advisor/Corporation
IACU	Investment Advisor/Custodian
IAES	Investment Advisor/Estate
IAGU	Investment Advisor/Guardian
IAGV	Investment Advisor/ Government Agency
IAIN	Investment Advisor/Individual
IAJT	Investment Advisor/Joint
IANP	Investment Advisor/Nonprofit Organization
IAPA	Investment Advisor/Partnership
IAPP	Investment Advisor/Corporate Pension/Profit Sharing
IAPW	Investment Advisor/ Power of Attorney
IART	Investment Advisor/ Retirement Account
IASP	Investment Advisor/ Sole Proprietor
IATI	Investment Advisor/Transfer on Death Individual
IATJ	Investment Advisor/Transfer on Death Joint
IATR	Investment Advisor/Trust
INDV	Individual
INVA	Investment Advisor/Managed Account
JNTN	Joint
NPRO	Nonprofit Organization
PART	Partnership
PWRA	Power of Attorney
RETC	Third Party as Custodian SIMPLE IRA
RETE	Third Party as Custodian ERISA Account
RETI	Third Party as Custodian IRA
RETP	Third Party as Custodian Prototype SEP
RETQ	Third Party as Custodian QRP
RETR	Third Party as Custodian Roth IRA
RETS	Third Party as Custodian SARSEP and SEP
SOLE	Sole Proprietorship
TODI	Transfer on Death Individual
TODJ	Transfer on Death Joint
TRST	Trust

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NEW ACCOUNT FORM

For office use only:

ACCOUNT NUMBER:

RR:

ACCOUNT CATEGORY:

I. ACCOUNT TYPE (Check all that apply)

CASH MARGIN* OPTION* ASSET MANAGEMENT* RETIREMENT* INSTITUTIONAL* *ADDITIONAL DOCUMENTATION MAY BE REQUIRED TO OPEN THESE ACCOUNT TYPES. CONTACT YOUR INVESTMENT PROFESSIONAL FOR MORE INFORMATION.

II. ACCOUNT REGISTRATION (Check one)

INDIVIDUAL

ESTATE* Number Appointed:

Person or Entity Appointed to Act on Behalf of the Account: Administrator Personal Representative Executor

TRUST* Establishment Date:

Trust Type: Family Irrevocable Living Revocable Testamentary Trustees:

Beneficiaries:

POWER OF ATTORNEY* Power of Attorney Name:

CUSTODIAN FOR MINOR*

Date Gift Was Given: State in Which Gift Was Given: Minor’s Date of Birth:

Manner in Which the Gift Was Given: Trust Will Created by Gift Exercise by Appointment Transfer by Fiduciary or Obligor

Age Designated to Terminate: CHECK ONE: Uniform Gift to Minors Act Uniform Transfer to Minors Act

PARTNERSHIP* FINANCIAL ORGANIZATION* NONPROFIT ORGANIZATION* SOLE PROPRIETORSHIP* NONCORPORATE*

JOINT TENANT ACCOUNT* Number of Tenants: GOVERNMENT GUARDIANSHIP CONSERVATORSHIP

Married: Yes No Tenancy State:

Tenancy Clause: Joint Tenants with Right of Survivorship Tenants in Common Tenants by Entirety Community Property

Community Property with Right of Survivorship Usufruct

CORPORATE PENSION/PROFIT SHARING PLAN*

Plan Name: Trustees: Beneficiaries:

TRANSFER ON DEATH JOINT* Agreement Execution Date:

Married: ?Yes No Tenancy State:

Tenancy Clause: Joint Tenants with Right of Survivorship Tenants in Common Tenants by Entirety Community Property

Community Property with Right of Survivorship Usufruct

TRANSFER ON DEATH INDIVIDUAL* Agreement Execution Date:

IRA—THIRD PARTY* INVESTMENT CLUB* CORPORATION* GOVERNMENT ENTITY/AGENCY* GUARDIANSHIP* CONSERVATORSHIP*

BANK COLLATERAL* EXEMPT ORGANIZATION* CASH ON DELIVERY (COD)*

*ADDITIONAL DOCUMENTATION MAY BE REQUIRED TO OPEN THESE ACCOUNT TYPES. CONTACT YOUR INVESTMENT PROFESSIONAL FOR MORE INFORMATION.

III. ACCOUNT TITLE AND CONTACT INFORMATION

ACCOUNT TITLE:

MAILING ADDRESS: CITY: STATE:

PROVINCE/COUNTY/SUBDIVISION: COUNTRY: ZIP/POSTAL CODE:

TELEPHONE NUMBER: (Day) (Evening) E-MAIL:

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Page 1 of 7 FRM-NEW-ACCT-SS-3-05

NEW ACCOUNT FORM

ACCOUNT NUMBER: ________ – ________

IV. PARTICIPANT INFORMATION

CHECK BOX IF THERE ARE MORE THAN TWO PARTICIPANTS FOR THE ACCOUNT. USE THE PARTICIPANT INFORMATION SUPPLEMENTAL SHEET (FRM NEW ACCT SUPP) TO IDENTIFY ADDITIONAL PARTICIPANTS AND THEIR RESPECTIVE ROLES IN THE ACCOUNT. ❑ **NOTE:** When using supplemental sheets you must ensure that they are attached to the end of this form.

PRIMARY ACCOUNT HOLDER

NAME: ❑ Person ❑ Entity

DATE OF BIRTH: PARTICIPANT ROLE: **NOTE:** Refer to page 1, section IV. for the appropriate participant role code.

MAILING ADDRESS: CITY: STATE:

PROVINCE/COUNTY/SUBDIVISION: COUNTRY: ZIP/POSTAL CODE:

LEGAL ADDRESS (If different from your mailing address): CITY: STATE:

PROVINCE/COUNTY/SUBDIVISION: COUNTRY: ZIP/POSTAL CODE:

TELEPHONE NUMBER: (Day) (Evening) E-MAIL:

UNEXPIRED PHOTO GOVERNMENT ID NUMBER: TYPE OF UNEXPIRED PHOTO GOVERNMENT ID :

ISSUANCE DATE: EXPIRATION DATE:

COUNTRY OF GOVERNMENT IDENTIFICATION: STATE/PROVINCE SUBDIVISION OF GOVERNMENT IDENTIFICATION:

UNEXPIRED PHOTO GOVERNMENT ID NUMBER: TYPE OF UNEXPIRED PHOTO GOVERNMENT ID:

ISSUANCE DATE: EXPIRATION DATE:

COUNTRY OF GOVERNMENT IDENTIFICATION: STATE/PROVINCE SUBDIVISION OF GOVERNMENT IDENTIFICATION:

NOTE: Unexpired Photo Government Identification should be provided for all nonresident aliens, along with an IRS Form W-8BEN.

CORPORATE/BUSINESS ID NUMBER (IF APPLICABLE): FORMATION DATE OF CORPORATION/BUSINESS:

STATE/PROVINCE OF CORPORATION/BUSINESS: COUNTRY OF CORPORATION/BUSINESS:

YEARS OF INVESTMENT EXPERIENCE:

ANNUAL INCOME: (Provide a range) $ TO $ **NOTE:** May be aggregated with other joint tenants. Check box if aggregated. ❑

LIQUID NET WORTH EXCLUDING YOUR HOME: (Provide a range) $ TO $ **NOTE:** May be aggregated with other joint tenants. Check box if aggregated. ❑

EMPLOYMENT STATUS: ❑ **EMPL** — Employed ❑ **SEMP** — Self-Employed ❑ **RETD** — Retired ❑ **UEMP** — Unemployed ❑ **HOME** — Homemaker ❑ **STDT** — Student

OCCUPATION: YEARS EMPLOYED: TYPE OF BUSINESS:

EMPLOYER'S NAME:

EMPLOYER'S ADDRESS: CITY: STATE:

PROVINCE/COUNTY/SUBDIVISION: COUNTRY: ZIP/POSTAL CODE:

NUMBER OF DEPENDENTS: ________ EFFECTIVE TAX STATUS (Choose a tax bracket): ❑ **LWTB** — 0-15% ❑ **MDTB** — 15.1%-32% ❑ **HITB** — 32.1%-50% ❑ **TPTB** — 50.1%+

ARE YOU AN EMPLOYEE OF THIS BROKER-DEALER? ❑ Yes ❑ No

ARE YOU RELATED TO AN EMPLOYEE OF THIS BROKER-DEALER? ❑ Yes ❑ No

If yes, give the name of the employee and the relationship to you:

ARE YOU AN EMPLOYEE OF ANOTHER BROKER-DEALER? ❑ Yes ❑ No

If yes, give the name of the broker-dealer:

ARE YOU RELATED TO AN EMPLOYEE AT ANOTHER BROKER-DEALER? ❑ Yes ❑ No

If yes, give the name of the broker-dealer, the name of the employee, and the relationship to you:

ARE YOU MAINTAINING ANY OTHER BROKERAGE ACCOUNTS? ❑ Yes ❑ No

If yes, with what firm(s) are you maintaining other brokerage accounts?

ARE YOU OR ANY MEMBER OF YOUR IMMEDIATE FAMILY AFFILIATED WITH OR EMPLOYED BY A MEMBER OF A STOCK EXCHANGE OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS?

(Employer authorization is required to open this account.) ❑ Yes ❑ No

If yes, what is the affiliation?

ARE YOU A SENIOR OFFICER, DIRECTOR, OR SHAREHOLDER OF A PUBLIC COMPANY? ❑ Yes ❑ No

If yes, for what company(ies) are you a senior officer, director, or shareholder?

FOR BROKER-DEALER USE ONLY

METHOD USED TO VERIFY ID OF ACCOUNT HOLDER:

❑ CDCR — COMPLIANCE DATA CENTER INC. REPORT ❑ RDCR — REGULATORY DATA CORPORATION ❑ INRV — INTERNAL REVIEW ❑ OTHR — OTHER IDENTIFICATION VENDOR

IDENTIFICATION VERIFICATION COMMENTS: ________

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FRM-NEW-ACCT-SS-3-05

NEW ACCOUNT FORM

ACCOUNT NUMBER:

SECONDARY ACCOUNT HOLDER

NAME: Person Entity

DATE OF BIRTH: PARTICIPANT ROLE: NOTE: Refer to page 1, section IV. for the appropriate participant role code.

MAILING ADDRESS: CITY: STATE:

PROVINCE/COUNTY/SUBDIVISION: COUNTRY: ZIP/POSTAL CODE:

LEGAL ADDRESS (If different from your mailing address): CITY: STATE:

PROVINCE/COUNTY/SUBDIVISION: COUNTRY: ZIP/POSTAL CODE:

TELEPHONE NUMBER: (Day) (Evening) E-MAIL:

UNEXPIRED PHOTO GOVERNMENT ID NUMBER: TYPE OF UNEXPIRED PHOTO GOVERNMENT ID :

ISSUANCE DATE: EXPIRATION DATE:

COUNTRY OF GOVERNMENT IDENTIFICATION: STATE/PROVINCE SUBDIVISION OF GOVERNMENT IDENTIFICATION:

UNEXPIRED PHOTO GOVERNMENT ID NUMBER: TYPE OF UNEXPIRED PHOTO GOVERNMENT ID:

ISSUANCE DATE: EXPIRATION DATE:

COUNTRY OF GOVERNMENT IDENTIFICATION: STATE/PROVINCE SUBDIVISION OF GOVERNMENT IDENTIFICATION:

NOTE: Unexpired Photo Government Identification should be provided for all nonresident aliens, along with an IRS Form W-8BEN.

CORPORATE/BUSINESS ID NUMBER (IF APPLICABLE): FORMATION DATE OF CORPORATION/BUSINESS:

STATE/PROVINCE OF CORPORATION/BUSINESS: COUNTRY OF CORPORATION/BUSINESS:

YEARS OF INVESTMENT EXPERIENCE:

ANNUAL INCOME: (Provide a range) $            TO $            NOTE: Do not answer if aggregated with other joint tenants.

LIQUID NET WORTH EXCLUDING YOUR HOME: (Provide a range) $            TO $            NOTE: Do not answer if aggregated with other joint tenants.

EMPLOYMENT STATUS: EMPL—Employed SEMP—Self-Employed RETD —Retired UEMP —Unemployed ?HOME—Homemaker STDT—Student

OCCUPATION: YEARS EMPLOYED: TYPE OF BUSINESS:

EMPLOYER’S NAME:

EMPLOYER’S ADDRESS: CITY: STATE:

PROVINCE/COUNTY/SUBDIVISION: COUNTRY: ZIP/POSTAL CODE:

NUMBER OF DEPENDENTS: EFFECTIVE TAX STATUS (Choose a tax bracket): ?LWTB —0-15% ?MDTB —15.1%-32% ?HITB—32.1%-50% ?TPTB—50.1%+

ARE YOU AN EMPLOYEE OF THIS BROKER-DEALER? ?Yes ?No

ARE YOU RELATED TO AN EMPLOYEE OF THIS BROKER-DEALER? ?Yes ?No

If yes, give the name of the employee and the relationship to you:

ARE YOU AN EMPLOYEE OF ANOTHER BROKER-DEALER? ?Yes ?No

If yes, give the name of the broker-dealer:

ARE YOU RELATED TO AN EMPLOYEE AT ANOTHER BROKER-DEALER? ?Yes ?No

If yes, give the name of the broker-dealer, the name of the employee, and the relationship to you:

ARE YOU MAINTAINING ANY OTHER BROKERAGE ACCOUNTS? ?Yes ?No

If yes, with what firm(s) are you maintaining other brokerage accounts?

ARE YOU OR ANY MEMBER OF YOUR IMMEDIATE FAMILY AFFILIATED WITH OR EMPLOYED BY A MEMBER OF A STOCK EXCHANGE OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS?

(Employer authorization is required to open this account.) ?Yes ?No

If yes, what is the affiliation?

ARE YOU A SENIOR OFFICER, DIRECTOR, OR SHAREHOLDER OF A PUBLIC COMPANY? ?Yes ?No

If yes, for what company(ies) are you a senior officer, director, or shareholder?

FOR BROKER-DEALER USE ONLY

METHOD USED TO VERIFY ID OF SECONDARY ACCOUNT HOLDER:

CDCR—COMPLIANCE DATA CENTER INC. REPORT ?RDCR—REGULATORY DATA CORPORATION ?INRV—INTERNAL REVIEW ?OTHR—OTHER IDENTIFICATION VENDOR

IDENTIFICATION VERIFICATION COMMENTS:

NEW ACCOUNT FORM

ACCOUNT NUMBER:

V. U.S. TAXPAYER INFORMATION AND CERTIFICATION

PRIMARY ACCOUNT HOLDER’S or TAXPAYER IDENTIFICATION

SOCIAL SECURITY NUMBER: NUMBER:

COUNTRY OF CITIZENSHIP: COUNTRY OF PERMANENT RESIDENCE:

SECONDARY ACCOUNT HOLDER’S or TAXPAYER IDENTIFICATION

SOCIAL SECURITY NUMBER: NUMBER:

COUNTRY OF CITIZENSHIP: COUNTRY OF PERMANENT RESIDENCE:

PLEASE CERTIFY YOUR SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER HERE (This section is not to be used by nonresident aliens and foreign entities)

Taxpayer Certification: Under penalties of perjury, I certify that: (1) the number shown on this form is my correct Social Security Number or Taxpayer Identification Number (or I am waiting for a number to be issued to me); (2) I am not subject to backup withholding because (a) I am exempt from backup withholding or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. person (including a U.S. resident alien).

NOTE: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For accounts exempt from backup withholding (if you are unsure, ask us for a complete set of IRS instructions), write the word “Exempt” here: If this is a joint account, the signature and Social Security Number of the primary account holder MUST be provided below.

SIGNATURE: DATE:

VI. TRANSACTION PROCESSING

PROCEEDS: ?Remit Proceeds ?Hold Proceeds in the Account ?Hold and Sweep Proceeds

Name of Money Market Fund:

DIVIDENDS/INTEREST: PERIODIC PRINCIPAL DISTRIBUTION:

?Hold ?Remit (Indicate frequency/method/start date below) Amount:

Frequency: ?Semimonthly ?Monthly ?Bimonthly

Frequency: ?Semimonthly ?Monthly ?Bimonthly

?Quarterly ?Semiannually ?Annually

?Quarterly ?Semiannually ?Annually

First Payment Date: First Payment Date:

Method: ?Journal* (include account number): Method: ?Journal* (include account number):

?First Party Check ?Third Party* (provide name and address) ?ACH** ?First Party Check ?Third Party* (provide name and address) ?ACH**

* REQUIRES A COMPLETED LETTER OF AUTHORIZATION

** REQUIRES A COMPLETED ACH AUTHORIZATION FORM

VII.ACCOUNT OBJECTIVES

RISK EXPOSURE: (Check one) ?Low ?Moderate ?Speculation ?High Risk ACCOUNT INVESTMENT OBJECTIVES: (Check one) ?Income ?Long-Term Growth ?Short-Term Growth

VIII. ADDITIONAL INFORMATION

STATE IN WHICH THE ACCOUNT IS ESTABLISHED: Will you be giving discretion over this account to another? ?Yes ?No

If yes, what is the person’s name and relationship to you:

If an individual has given discretion to another over this account, has a power of attorney or other form been submitted? ?Yes ?No

If the account is established for a trust, corporation, estate, or other entity, has a certificate of trust, corporate resolution,

letter of appointment, or other appropriate documentation establishing and delegating authority been submitted? ?Yes ?No

PLEASE PROVIDE THE NAMES AND ADDRESSES OF YOUR BANKS:

WHAT IS THE SOURCE OF FUNDS FOR THIS ACCOUNT? ?Income from Earnings ?Investment Proceeds ?Gift ?Sale of Business ?Inheritance

?Legal Settlement ?Pension/IRA/Retirement Savings ?Spouse/Parent ?Lottery/Gaming ?Insurance Proceeds ?Other ARE YOU OR ANYONE WITH AN INTEREST IN THIS ACCOUNT EITHER: (1) a senior military, governmental, or political official in a non-U.S. country, or (2) closely associated with an immediate family member of such an official? ?Yes ?No If yes, identify the name of the official, office held, and country:

3-05

Page 4 of 7 FRM-NEW-ACCT-SS-3-05

NEW ACCOUNT FORM

IS THIS ACCOUNT A PRIVATE BANKING ACCOUNT DEFINED UNDER THE USA PATRIOT ACT? ?Yes ?No

IS THIS AN ACCOUNT FOR A FOREIGN BANK AS DEFINED UNDER THE USA PATRIOT ACT? ?Yes ?No

ADDITIONAL INFORMATION:

INSTITUTIONAL DELIVERY INSTRUCTIONS (if applicable)

INSTITUTIONAL ID NUMBER: AGENT BANK NUMBER:

DTC NUMBER: INTERNAL ACCOUNT NUMBER:

ALERT ACRONYM: ALERT ACCESS CODE:

FIRST DTC ID INTERESTED PARTY NUMBER: FIRST DTC ID INTERESTED PARTY INTERNAL ACCOUNT NUMBER:

SECOND DTC ID INTERESTED PARTY NUMBER: SECOND DTC ID INTERESTED PARTY INTERNAL ACCOUNT NUMBER:

ADDITIONAL INSTITUTIONAL DELIVERY INSTRUCTIONS: ABA ROUTING NUMBER:

IX. INTERESTED PARTIES

FIRST INTERESTED PARTY

ACCOUNT NAME:

MAILING ADDRESS: CITY: STATE:

PROVINCE/COUNTY/SUBDIVISION: COUNTRY: ZIP/POSTAL CODE:

TELEPHONE NUMBER: (Day) (Evening) E-MAIL:

TYPE OF NOTIFICATION: ?Statement ?Confirmation

SECOND INTERESTED PARTY

ACCOUNT NAME:

MAILING ADDRESS: CITY: STATE:

PROVINCE/COUNTY/SUBDIVISION: COUNTRY: ZIP/POSTAL CODE:

TELEPHONE NUMBER: (Day) (Evening) E-MAIL:

TYPE OF NOTIFICATION: ?Statement ?Confirmation

X. SIGNATURES

Please review your information, read the Agreement on page 6, and sign below. Keep a copy for your records.

I AGREE THAT THIS AGREEMENT CONTAINS A PREDISPUTE ARBITRATION CLAUSE, WHICH IS LOCATED IN PARAGRAPHS 13 AND 14 ON PAGE 6 IN THIS AGREEMENT.

PRIMARY ACCOUNT HOLDER’S SIGNATURE: DATE:

SECONDARY ACCOUNT HOLDER’S SIGNATURE: DATE:

XI. FOR BROKER-DEALER USE ONLY

ACCEPTED: INVESTMENT PROFESSIONAL IS REGISTERED IN THE STATE OF CLIENT’S RESIDENCE

INVESTMENT PROFESSIONAL: (PRINT NAME)

SIGNATURE: DATE:

PRINCIPAL: (PRINT NAME)

SIGNATURE: DATE:

3-05

Page 5 of 7 FRM-NEW-ACCT-SS-3-05

TO: FINANCIAL ORGANIZATION AND ITS ASSIGNS: NEW ACCOUNT AGREEMENT

1. PROVISIONS IN THE EVENT OF FAILURE TO PAY OR DELIVER

Whenever the undersigned does not, on or before the settlement date, pay in full for any security purchased for the account of the undersigned, or deliver any security sold for such account, you are authorized (subject to the provisions of any applicable statute, rule, or regulation): (A) Until payment or delivery is made in full, to pledge, repledge, hypothecate, or rehypothecate, without notice, any or all securities which you or your clearing agent may hold for the undersigned (either individually or jointly with others), separately or in common with other securities or commodities or any other property, for the sum then due or for a greater or lesser sum and without retaining in your possession and control for delivery a like amount of similar securities.

(B) To sell any or all securities which you or your clearing agent may hold for the undersigned (either individually or jointly with others), to buy in any or all securities required to make delivery for the account of the undersigned, or to cancel any or all outstanding orders or commitments for account of the undersigned.

2. CANCELLATION PROVISIONS

You are authorized, in your discretion, should the undersigned die or should you for any reason whatever deem it necessary for your protection, without notice, to cancel any outstanding orders in order to close out the accounts of the undersigned, in whole or in part, or to close out any the commitment made on behalf of the undersigned.

3. GENERAL PROVISIONS

Any sale, purchase, or cancellation authorized hereby may be made according to your judgement and at your discretion on the exchange or other market where such business is then usually transacted, at public auction, or at private sale without advertising the same and without any notice, prior to tender, demand, or call, and you may purchase the whole or any part of such securities free from any right of redemption, and the undersigned shall remain liable for any deficiency. It is further understood that any notice, prior to tender, demand, or call, from you shall not be considered a waiver of any provision of this agreement. The undersigned shall include any person executing this agreement.

4. SUCCESSORS

This agreement and its provisions shall be continuous, and shall inure to the benefit of your present organization, and any successor organization or assigns, and shall be binding upon the undersigned and/or the estate, executors, administrators, and assigns of the undersigned.

5. AGE

The undersigned, if an individual, represents that he or she is of full age.

6. INTEREST IN ACCOUNT

No one except the undersigned has an interest in any of its accounts with you unless such interest is revealed in the title of such account, and in any case, the undersigned has the interest indicated in such title.

7. ORDERS AND STATEMENTS

Reports of the execution of orders and statements of the account of the undersigned shall be conclusive if not objected to in writing, the former within two days and the latter within ten days, after forwarding by you to the undersigned by mail or otherwise.

8. EXTRAORDINARY EVENTS

You shall not be liable for loss or delay caused directly or indirectly by war, natural disasters, government restrictions, exchange, or market rulings, or other conditions beyond your control.

9. FEES AND CHARGES

The undersigned agrees to the fees and charges on the fee schedule received by the undersigned. You may change the fee schedule from time to time.

10. JOINT ACCOUNTS

If this is a joint account, unless we notify you otherwise and provide such documentation, as you require, the brokerage account(s) shall be held by us jointly with rights of survivorship (payable to either or the survivor of us). Each joint tenant irrevocably appoints the other as attorney-in-fact to take all action on his or her behalf and to represent him or her in all respects in connection with this Agreement. You shall be fully protected in acting, but shall not be required to act upon the instructions of either of us. Each of us shall be liable, jointly and individually, for any amounts due to you pursuant to this Agreement, whether incurred by either or both of us.

11. ADDRESS

Communications may be sent to the undersigned at the current address of the undersigned which is on file at your office, or at such other address as the undersigned may hereafter give you in writing. All communications so sent, whether by mail, telegraph, messenger, or otherwise, shall be deemed given to the undersigned personally, whether actually received or not.

12. RECORDING CONVERSATIONS

The undersigned understands and agrees that for our mutual protection you may electronically record any of our telephone conversations.

13. ARBITRATION DISCLOSURES

THIS AGREEMENT CONTAINS A PREDISPUTE ARBITRATION CLAUSE. BY SIGNING AN ARBITRATION AGREEMENT THE PARTIES AGREE AS FOLLOWS:

? ALL PARTIES TO THIS AGREEMENT ARE GIVING UP THE RIGHT TO SUE EACH OTHER IN COURT, INCLUDING THE RIGHT TO A TRIAL BY JURY, EXCEPT AS PROVIDED BY THE RULES OF THE ARBITRATION FORUM IN WHICH A CLAIM IS FILED.

? ARBITRATION AWARDS ARE GENERALLY FINAL AND BINDING; A PARTY’S ABILITY TO HAVE A COURT REVERSE OR MODIFY AN ARBITRATION AWARD IS VERY LIMITED.

? THE ABILITY OF THE PARTIES TO OBTAIN DOCUMENTS, WITNESS STATEMENTS AND OTHER DISCOVERY IS GENERALLY MORE LIMITED IN ARBITRATION THAN IN COURT PROCEEDINGS.

? THE ARBITRATORS DO NOT HAVE TO EXPLAIN THE REASON(S) FOR THEIR AWARD.

? THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

? THE RULES OF SOME ARBITRATION FORUMS MAY IMPOSE TIME LIMITS FOR BRINGING A CLAIM IN ARBITRATION. IN SOME CASES, A CLAIM THAT IS INELIGIBLE FOR ARBITRATION MAY BE BROUGHT IN COURT.

? THE RULES OF THE ARBITRATION FORUM IN WHICH THE CLAIM IS FILED, AND ANY AMENDMENTS THERETO, SHALL BE INCORPORATED INTO THIS AGREEMENT.

14. ARBITRATION AGREEMENT

ANY CONTROVERSY BETWEEN YOU AND US SHALL BE SUBMITTED TO ARBITRATION BEFORE THE NEW YORK STOCK EXCHANGE, INC., ANY OTHER NATIONAL SECURITIES EXCHANGE ON WHICH A TRANSACTION GIVING RISE TO THE CLAIM TOOK PLACE (AND ONLY BEFORE SUCH EXCHANGE), OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PREDISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; OR WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL; (I) THE CLASS CERTIFICATION IS DENIED; (II) THE CLASS IS DECERTIFIED; OR (III) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT. SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

3-05

THE LAWS OF THE STATE OF NEW YORK GOVERN.

Page 6 of 7 FRM-NEW-ACCT-SS-3-05

NEW ACCOUNT FORM PARTICIPANT INFORMATION SUPPLEMENTAL FORM ACCOUNT NUMBER:

ADDITIONAL PARTICIPANT

NAME: ?Person ?Entity

DATE OF BIRTH: PARTICIPANT ROLE: NOTE: Refer to page 1, section IV. for the appropriate participant role code.

MAILING ADDRESS: CITY: STATE:

PROVINCE/COUNTY/SUBDIVISION: COUNTRY: ZIP/POSTAL CODE:

LEGAL ADDRESS (If different from your mailing address): CITY: STATE:

PROVINCE/COUNTY/SUBDIVISION: COUNTRY: ZIP/POSTAL CODE:

TELEPHONE NUMBER: (Day) (Evening) E-MAIL:

UNEXPIRED PHOTO GOVERNMENT ID NUMBER: TYPE OF UNEXPIRED PHOTO GOVERNMENT ID :

ISSUANCE DATE: EXPIRATION DATE:

COUNTRY OF GOVERNMENT IDENTIFICATION: STATE/PROVINCE SUBDIVISION OF GOVERNMENT IDENTIFICATION:

UNEXPIRED PHOTO GOVERNMENT ID NUMBER: TYPE OF UNEXPIRED PHOTO GOVERNMENT ID:

ISSUANCE DATE: EXPIRATION DATE:

COUNTRY OF GOVERNMENT IDENTIFICATION: STATE/PROVINCE SUBDIVISION OF GOVERNMENT IDENTIFICATION:

NOTE: Unexpired Photo Government Identification should be provided for all nonresident aliens, along with an IRS Form W-8BEN.

CORPORATE/BUSINESS ID NUMBER (IF APPLICABLE): FORMATION DATE OF CORPORATION/BUSINESS:

STATE/PROVINCE OF CORPORATION/BUSINESS: COUNTRY OF CORPORATION/BUSINESS:

YEARS OF INVESTMENT EXPERIENCE:

ANNUAL INCOME: (Provide a range) $            TO $            NOTE: Do not answer if aggregated with other joint tenants.

LIQUID NET WORTH EXCLUDING YOUR HOME: (Provide a range) $            TO $            NOTE: Do not answer if aggregated with other joint tenants.

EMPLOYMENT STATUS: ?EMPL—Employed ?SEMP—Self-Employed ?RETD —Retired ?UEMP —Unemployed ?HOME—Homemaker ?STDT—Student

OCCUPATION: YEARS EMPLOYED: TYPE OF BUSINESS:

EMPLOYER’S NAME:

EMPLOYER’S ADDRESS: CITY: STATE:

PROVINCE/COUNTY/SUBDIVISION: COUNTRY: ZIP/POSTAL CODE:

NUMBER OF DEPENDENTS: EFFECTIVE TAX STATUS (Choose a tax bracket): ?LWTB —0-15% ?MDTB —15.1%-32% HITB—32.1%-50% ?TPTB—50.1%+

ARE YOU AN EMPLOYEE OF THIS BROKER-DEALER? ?Yes ?No

ARE YOU RELATED TO AN EMPLOYEE OF THIS BROKER-DEALER? ?Yes ?No

If yes, give the name of the employee and the relationship to you:

ARE YOU AN EMPLOYEE OF ANOTHER BROKER-DEALER? ?Yes ?No

If yes, give the name of the broker-dealer:

ARE YOU RELATED TO AN EMPLOYEE AT ANOTHER BROKER-DEALER? ?Yes ?No

If yes, give the name of the broker-dealer, the name of the employee, and the relationship to you:

ARE YOU MAINTAINING ANY OTHER BROKERAGE ACCOUNTS? ?Yes ?No

If yes, with what firm(s) are you maintaining other brokerage accounts?

ARE YOU OR ANY MEMBER OF YOUR IMMEDIATE FAMILY AFFILIATED WITH OR EMPLOYED BY A MEMBER OF A STOCK EXCHANGE OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS?

(Employer authorization is required to open this account.) ?Yes ?No

If yes, what is the affiliation?

ARE YOU A SENIOR OFFICER, DIRECTOR, OR SHAREHOLDER OF A PUBLIC COMPANY? ?Yes ?No

If yes, for what company(ies) are you a senior officer, director, or shareholder?

SOCIAL SECURITY NUMBER: or TAXPAYER IDENTIFICATION NUMBER:

COUNTRY OF CITIZENSHIP: COUNTRY OF PERMANENT RESIDENCE:

SIGNATURE (Required only if additional participant is a joint tenant)

Please review your information, read the Agreement on page 6, and sign below. Keep a copy for your records.

I AGREE THAT THIS AGREEMENT CONTAINS A PREDISPUTE ARBITRATION CLAUSE, WHICH IS LOCATED IN PARAGRAPHS 13 AND 14 ON PAGE 6 IN THIS AGREEMENT.

JOINT TENANTS SIGNATURE: DATE:

FOR BROKER-DEALER USE ONLY METHOD USED TO VERIFY ID OF ADDITIONAL PARTICIPANT:

CDCR—COMPLIANCE DATA CENTER INC. REPORT ?RDCR—REGULATORY DATA CORPORATION ?INRV—INTERNAL REVIEW ?OTHR—OTHER IDENTIFICATION VENDOR

IDENTIFICATION VERIFICATION COMMENTS:

Form **W-9**
(Rev. January 2005)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name, if different from above

Check appropriate box: ☐ Individual/ Sole proprietor ☐ Corporation ☐ Partnership ☐ Other ▶ .... ☐ Exempt from backup withholding

Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. *If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.*

Social security number

or

Employer identification number

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 4.)

Sign Here **Signature of U.S. person ▶** **Date ▶**

Purpose of Form

A person who is required to file an information return with the IRS, must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

U.S. person. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee.

Note. *If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.*

For federal tax purposes you are considered a person if you are:

- An individual who is a citizen or resident of the United States,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, or
- Any estate (other than a foreign estate) or trust. See Regulations sections 301.7701-6(a) and 7(a) for additional information.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

Cat. No. 10231X Form **W-9** (Rev. 1-2005)

Form W-9 (Rev. 1-2005) Page 2

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments (after December 31, 2002). This is called “backup withholding.” Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester, or

2. You do not certify your TIN when required (see the Part II instructions on page 4 for details), or 3. The IRS tells the requester that you furnished an incorrect TIN, or 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your social security card on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name” line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner’s name on the “Name” line. Enter the LLC’s name on the “Business name” line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for “Other” and enter “LLC” in the space provided. Other entities. Enter your business name as shown on required Federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line. Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the “Exempt from backup withholding” box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees. Backup withholding is not required on any payments made to the following payees: 1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2), 2. The United States or any of its agencies or instrumentalities, 3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities, 4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or 5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include: 6. A corporation,

Form W-9 (Rev. 1-2005) Page 3

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States, 9. A futures commission merchant registered with the Commodity Futures Trading Commission, 10. A real estate investment trust, 11. An entity registered at all times during the tax year under the Investment Company Act of 1940, 12. A common trust fund operated by a bank under section 584(a), 13. A financial institution, 14. A middleman known in the investment community as a nominee or custodian, or 15. A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

IF the payment is for . . . THEN the payment is exempt

for . . .

Interest and dividend payments All exempt recipients except

for 9

Broker transactions Exempt recipients 1 through 13.

Also, a person registered under

the Investment Advisers Act of

1940 who regularly acts as a

broker

Barter exchange transactions Exempt recipients 1 through 5

and patronage dividends

Payments over $600 required Generally, exempt recipients

to be reported and direct 1 through 7 2

sales over $ 5,000 1

1

See Form 1099-MISC, Miscellaneous Income, and its instructions.

2

However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form

1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees; and payments for services paid by a Federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-owner LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) on page 2), enter your SSN (or EIN, if you have one). If the LLC is a corporation, partnership, etc., enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID

Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Writing “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 1-2005) Page 4

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt recipients, see

Exempt From Backup Withholding on page 2.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account: Give name and SSN of:

1. Individual The individual

2. Two or more individuals (joint The actual owner of the account account) or, if combined funds, the first

individual on the account 1

3. Custodian account of a minor The minor 2

(Uniform Gift to Minors Act)

4. a. The usual revocable The grantor-trustee 1

savings trust (grantor is

also trustee)

b. So-called trust account The actual owner 1

that is not a legal or valid

trust under state law

5. Sole proprietorship or The owner 3

single-owner LLC

For this type of account: Give name and EIN of:

6. Sole proprietorship or The owner 3

single-owner LLC

7. A valid trust, estate, or Legal entity 4

pension trust

8. Corporate or LLC electing The corporation

corporate status on Form

8832

9. Association, club, religious, The organization

charitable, educational, or

other tax-exempt organization

10. Partnership or multi-member The partnership

LLC

11. A broker or registered The broker or nominee

nominee

12. Account with the Department The public entity

of Agriculture in the name of

a public entity (such as a

state or local government,

school district, or prison) that

receives agricultural program

payments

1

List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

2

Circle the minor’s name and furnish the minor’s SSN.

3

You must show your individual name and you may also enter your business or “DBA” name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, IRS encourages you to use your SSN.

4

List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

[Letterhead of KEEFE, BRUYETTE & WOODS]

Business Continuity Plan

Keefe, Bruyette & Woods, inc. (KBW) maintains a business continuity plan (the “Plan”) that contains procedures to minimize the effect of interruptions to our normal course of business. This Plan is reviewed annually and updated as necessary. The Plan outlines the actions that KBW will take in the event of a building, city-wide, or regional incident, including relocating key information technology and operations personnel to alternate facilities. If such an incident occurs and you cannot reach your KBW Representative using the normal contact information, please call our emergency contact number (800) 388-2570 (or (402) 220-0695 for the (212)-area or international calls) for information concerning your account(s).

[Letterhead of KEEFE, BRUYETTE & WOODS]

Privacy Policy

At Keefe, Bruyette & Woods, Inc. (“KBW”), we recognize the importance of protecting your privacy and as such, we have policies in place to maintain the confidentiality and security of your personal information. The following is our policy pertaining to the integrity and maintenance of customer information.

KBW seeks to protect the security and confidentiality of client information. We reinforce this in the way we routinely handle sensitive client information as part of our day to day operations. As such, we maintain physical, electronic and procedural safeguards to protect your non-public, personal information. Our systems aim to protect against unauthorized access to records that may harm or inconvenience customers.

It is KBW’s policy not to share information or records regarding former or current customers with anyone, except as required by law. Furthermore, client accounts are handled in a confidential manner with information and transactions discussed only with persons who have a reasonable need to know such information for valid business or regulatory reasons. This includes, but is not limited to, confidential information requested during routine regulatory reviews and examinations.

As required by federal law, we will notify you of our privacy policy annually. We reserve the right to modify this policy at any time. However, if such changes occur, we will notify you promptly. Please note that our brokerage clearing firm, Pershing, will also send you a copy of their policy which may differ from ours.

Please contact your broker if you have any questions about this policy or have any other concerns.

[KBW LOGO]	KEEFE, BRUYETTE & WOODS Specialists in Financial Services

Important Information About Procedures for Opening a New Account

To help the government fight the funding of terrorism and money laundering activities, Federal Law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.

What this means to you: When you open account, Keefe, Bruyette & Woods, Inc. will ask for your name, address, date of birth and other information that will allow us to identify you. We will also ask to see your driver’s license or other identifying documents.

Annex C

STANDARD SERVICE AGREEMENT

THIS STANDARD SERVICE AGREEMENT (the “Agreement”) is made and entered into on the Effective Date (as such term is defined on the signature page to this Agreement) by and between NETROADSHOW, INC., a Delaware corporation (“NRS”) and the person or entity named on the signature page below the caption Customer (“Customer”).

Section 1. Engagement of NRS. Customer engages NRS to produce and transmit informational meetings involving Customer, representatives of issuers, and prospective purchasers designated by Customer (“Roadshows”) regarding securities offerings as and when requested by Customer. The Roadshows shall be transmitted by means of the Internet either directly from the world wide web site of NRS, or through a link to the web site of Customer, at Customer’s election. NRS agrees to transmit each Roadshow in its entirety and, unless otherwise instructed by Customer, to make such Roadshow available for viewing twenty-four (24) hours a day, seven days a week, subject to acts beyond the control of NRS which prohibit such transmission, in which event, NRS will notify Customer promptly of any cessation in the availability of any Roadshow and when such Roadshow is again fully available for viewing. Services to be provided by NRS include video taping and/or audio taping and, to the extent permitted by the SEC Letters (as defined below), editing of the presentation of the Roadshows to the extent necessary to transmit such Roadshows by means of the Internet (provided that NRS will not edit the content of any Roadshow unless requested to do so by Customer or by any applicable issuer with the consent of Customer), responding to the reasonable requests of the Customer in regard to administrative or other matters unrelated to the content of a Roadshow, including the production and transmission of the Roadshows.

Section 2. NRS Responsibilities.

(a) NRS will take such actions as are necessary to prevent any person from (i) viewing a Roadshow unless such person has been provided a password by Customer, (ii) having access to a Roadshow for more than a twenty four hour period with any single password or (iii) downloading or printing any of the contents of a Roadshow.

(b) NRS will remove a Roadshow transmission from or through its web site as set forth in timely written instructions from Customer or the applicable issuer to remove such transmission (the “Scheduled Removal Time”) or, in the event Customer requests removal of a Roadshow recording prior to the Scheduled Removal Time, promptly after receipt of written instructions from Customer or the applicable issuer (an “Early Removal Time”). Unless otherwise instructed by Customer to return to Customer a copy of any Roadshow or any information contained therein, NRS shall, promptly following the Scheduled Removal Time or Early Removal Time of a Roadshow, destroy and render irretrievable each Roadshow and all copies thereof and all information therein (including, without limitation, any charts or slides previously furnished to NRS by Customer or the applicable issuer).

(c) NRS shall comply with the terms of that certain response of the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission, dated (i) July 30, 1997 with respect to the Roadshow transmission if it relates to an offering which is registered pursuant to the Securities Act of 1933, as amended (the “Act”), or (ii) January 30, 1988 if it relates to an offering made pursuant to Rule 144A of the Act, as applicable (the “SEC Letters”), subject to the compliance by Customer and each applicable issuer with the terms of such response. Services to be provided by NRS include video taping and/or audio taping and, to the extent permitted by the SEC Letters, editing of the presentation of the Roadshows to the extent necessary to transmit such Roadshows by means of the Internet (provided that NRS will not edit the content of any Roadshow unless requested to do so by Customer or by any applicable issuer with the consent of Customer), responding to the reasonable requests of the Customer in regard to administrative or other matters unrelated to the content of a Roadshow, including the production and transmission of the Roadshows.

(d) NRS shall provide Customer, promptly upon request and at the Scheduled Removal Time or Early Removal Time with information or data available to NRS in regard to the persons and entities which viewed the Roadshows transmitted at the request of Customer.

(e) NRS shall provide to the persons designated by Customer the passwords required to access each specific Roadshow, and in the case of Roadshows relating to offerings which are registered pursuant to the Act, such passwords shall be changed by NRS once per calendar day.

Section 3. Payment for Services. Customer shall pay, or arrange for each applicable issuer to pay, NRS for the services rendered in connection with each Roadshow produced by NRS at the request of Customer, at the rates set forth on the fee schedule attached hereto as Exhibit A and incorporated herein by reference. NRS agrees to provide to Customer an

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invoice upon completion of the production of a Roadshow and Customer agrees to pay, or arrange for each applicable issuer to pay, the full amount due in regard to each such invoice within thirty (30) days of the date of the invoice. NRS and Customer agree that the production of a Roadshow shall be deemed complete once the Roadshow has been video taped or otherwise recorded by persons engaged by NRS for such purpose and Customer and the applicable issuer have approved the technical quality and content of the production. Customer shall be responsible for any federal, state or local sales, use, property or other taxes which may be imposed as a result of the transactions contemplated by this Agreement, provided that NRS shall be responsible for any federal, state, and local income taxes which may be imposed on any payments made to NRS pursuant to the terms of this Agreement. In addition, each party shall bear all costs and expenses incurred by it (including legal fees and expenses) in connection with the preparation, execution, delivery, and performance of this Agreement. Amounts not paid within 30 days of the date of the invoice will accrue interest at eighteen per cent per annum until paid.

Section 4. Termination. This Agreement may be terminated by either party at any time with 30 days prior written notice to the other party, provided that such termination shall not be effective with respect to any Roadshow video taped or otherwise recorded by NRS on or prior to the date on which notice of termination is given, until the Scheduled Removal Time or Early Removal Time of such Roadshow. The provisions of the Agreement relating to keeping proprietary information confidential, the payment of fees and expenses, and governing law will survive any termination of this Agreement.

Section 5. Covenants and Agreements of Customer. In the event the Roadshows relate to offerings which are registered pursuant to the Act, Customer covenants and agrees that it shall take such reasonable steps as are necessary in order to provide that the information transmitted in regard to such Roadshows will not be, in any material respect, inconsistent with or contradictory to the information set forth in the prospectus as filed by the applicable issuers with the Securities and Exchange Commission in regard to such Roadshows or with the information disseminated in the live Roadshow presentations.

Section 6. Proprietary Rights. NRS acknowledges and agrees that the Roadshow recording is not and shall not at any time be or constitute the property of NRS. Customer acknowledges that any and all proprietary rights, if any, which NRS may have in regard to the method of transmission of Roadshows by means of the Internet and the operations of the business of NRS are and shall remain the exclusive property of NRS.

Section 7. Confidentiality. In connection with discussions between NRS and Customer, NRS has provided Customer with information, both orally and in writing, concerning its operations, including the marketing and technical and non-technical aspects of the services to be provided under this Agreement (collectively the “Confidential Information”). The Confidential Information does not include the provisions of the Agreement or any information that (a) was or becomes generally available to the public other than as a result of disclosure by Customer, (b) was or becomes available to Customer or its affiliates on a non-confidential basis from a source other than NRS which is not, to the knowledge of Customer, itself bound by a confidentiality agreement with NRS, (c) was or becomes available to Customer or its affiliates on a non-confidential basis prior to its disclosure by NRS, or (d) was known to Customer or its affiliates or in their possession without any obligation of confidentiality prior to disclosure by NRS. Customer agrees that without the prior written consent of NRS, it will not, except as required by law, regulation or legal process or upon the request or demand of any governmental or regulatory authority having jurisdiction over the Customer or its affiliates or to defend a claim brought against Customer or its affiliates, disclose the Confidential Information to any person other than its affiliates, officers, directors, employees, agents, accountants, and attorneys who have a need to know the Confidential Information in connection with the transactions contemplated hereunder. Customer may provide NRS with confidential information regarding Customer, including, but not limited to, the names of clients of Customer and the provisions of this Agreement, and NRS agrees that it will not, and will not permit its officers, directors, employees, or advisors to, disclose to any person such confidential information except as is required by law. NRS shall not publish any announcement in any newspaper, periodical, or other publication or make any other advertisement which refers to Customer without Customer’s prior written consent, which consent may be withheld in its sole discretion.

Section 8. Acknowledgment. NRS recognizes its responsibilities for compliance with the Federal securities laws and has informed its affiliates, directors, officers, employees, agents, advisors, and controlling person who may receive any confidential information relating to any issuer of securities whose Roadshow presentation is produced or transmitted by NRS at the request of Customer of their responsibilities for compliance with the Federal securities laws.

Section 9. Limitation of Liability. NRS and Customer agrees that each issuer whose securities are the subject of a Roadshow transmitted by NRS from or through its web site shall be solely responsible for the content of its Roadshow.

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NRS MAKES NO COVENANTS, REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, WHETHER EXPRESS OR IMPLIED (STATUTORY BY OPERATION OF LAW OR OTHERWISE), RELATING TO THE CONTENT OF ANY ROADSHOW TRANSMITTED BY NRS AND ACCORDINGLY ACCEPTS NO RESPONSIBILITY OF ANY KIND WHATSOEVER FOR ANY CLAIM, DEMAND, DAMAGES, LIABILITIES, LOSSES OR EXPENSES SUFFERED BY REASON DIRECTLY OR INDIRECTLY OF THE CONTENT OF ANY ROADSHOW TRANSMITTED BY NRS FROM OR THROUGH NRS’S WEB SITE. IN NO EVENT WILL NRS, ITS OFFICERS, DIRECTORS, EMPLOYEES, CONTRACTORS, SUBSIDIARIES, OTHER ASSOCIATED COMPANIES, OR ITS LICENSORS BE LIABLE TO CUSTOMER, ITS OFFICERS, DIRECTORS, EMPLOYEES, CONTRACTORS, SUBSIDIARIES, OR AFFILIATES UNDER THIS AGREEMENT OR OTHERWISE, REGARDLESS OF THE FORM OF CLAIM OR ACTION, IN AN AMOUNT THAT EXCEEDS THE TOTAL SUM OF ALL FEES PAID TO NRS UNDER THIS AGREEMENT FOR THE CALENDAR YEAR IN WHICH THE CLAIM AROSE.

Section 10. Representations of NRS. NRS represents and warrants to Customer that (a) this Agreement has been duly authorized by NRS and constitutes a legal, valid and binding agreement of NRS, enforceable in accordance with its terms; (b) the execution, delivery, and performance by NRS of this Agreement will not conflict with or result in the breach or violation of, or constitute a default under, any license, agreement, or other instrument to which it or any of its affiliates is a party or by which any of them are bound or any statute, order, judgment, decree, rule, or regulation of any court or arbitrator or governmental or regulatory agency or body having jurisdiction over any of them; and no consent, approval, authorization, or order of or filing with any such entity is required for the execution, delivery, and performance by NRS of this Agreement; (c) NRS owns or possesses all material intellectual property rights necessary for the transmission of Roadshows from or through its web site and such transmission will not conflict in any material respects with, and NRS has not received any notice of any claim of conflict with, any such rights of others. NRS agrees to notify Customer promptly of any modification of the SEC Letters or if such Letters cease to be in effect.

Section 11. Miscellaneous. This Agreement will be interpreted and enforced in accordance with the laws of the State of New York. Neither party may assign this Agreement without the prior written consent of the other party hereto, except that nothing herein shall prevent either party from assigning its rights and obligations hereunder to its present or future subsidiaries or affiliates or to any successor to the business of such party. This Agreement constitutes the entire understanding by and between Customer and NRS with respect to the subject matter thereof and no oral or prior written statements or representations not contained herein will have any force or effect. This Agreement may not be amended except in a writing executed by Customer and NRS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement shall be binding upon and inure to the benefit of NRS and Customer and their respective successors and assigns. Time is of the essence of this Agreement. All sections and provisions of this Agreement are severable and the unenforceability or invalidity of any section of this Agreement shall not effect the validity or enforceability of any other section of this Agreement.

IN WITNESS, WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

NRS: NetRoadshow, Inc. By: Brad Hammond, Chairman and CEO Date:	CUSTOMER: Customer, Inc. By: Name: Title:

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